Exhibit 1

Interim Report Q3 2015

	Three Months Ended Sep. 30			Nine Months Ended Sep. 30
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014		2015	2014

Net income[1]	$845	$1,109		$3,482	$3,510

Funds from operations[2,3]	501	564		1,578	1,625

Per Brookfield share

Net income[2]	$0.26	$0.73	[4]	$1.60	$2.05	[4]

Funds from operations[2,3]	0.48	0.55	[4]	1.52	1.59	[4]

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See basis of presentation on page 26
4.	Adjusted to reflect three-for-two stock split effective May 12, 2015

	As at
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Sep. 30, 2015	Dec. 31, 2014

Assets under management	$220,383	$203,840

Consolidated total assets	135,414	129,480

Fee bearing capital	94,722	88,540

Fully diluted number of common shares outstanding	1,009.9	983.2	[1]

Market trading price per share – NYSE	$31.44	$33.42	[1]

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

Q3 2015 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Net income for the third quarter was $845 million or $0.26 per share and Funds from Operations (FFO) was $501 million or $0.48 per share.

Operating results were strong across virtually all our businesses in the quarter. Our property group achieved rising occupancy and lease rates in our retail and office portfolios; generation levels increased in our renewable power business; our infrastructure group benefitted from new investments; and our private equity group benefitted from continued increases in U.S. housing starts.

We continue to see opportunities to recycle capital by selling mature assets at excellent valuations, while utilizing our competitive advantages to put money to work at attractive returns. Public markets have been volatile, and the ongoing weakness in prices for most commodities mean these are challenging markets for those in energy and mining. We are continuing to find opportunities to be helpful to commodity companies as they consider sales of non-core infrastructure to fund their business needs.

Investors continue to increase allocations to real assets as a dependable way of generating income and long-term growth. Our global capabilities as a manager of real assets are allowing us to continue expanding our assets under management to serve this growth in allocations. Assets under management increased in the quarter and are now approximately $225 billion. Fee-bearing capital rose $10 billion from the same period a year ago, to approximately $100 billion. Our fee-bearing capital represents long-term or perpetual commitments from our clients, and this provides stability in our fee-related earnings and the opportunity to compound capital over time.

We are raising a number of private funds, with an overall fundraising target of $23 billion. This capital, combined with the liquidity at our flagship listed partnerships, provides us with significant financial flexibility as we consider opportunities. As our business evolves, we are increasingly becoming a one-stop shop for investors who want exposure to real assets. Many of our clients now invest in a number of different products with us, and we are seeing this trend grow. As our scale and global presence grows, these are increasingly becoming competitive advantages to our franchise.

Emerging markets such as Brazil and China have also faced headwinds, as economic growth slowed after many years of double-digit annual increases in GDP. Brazil is under added duress as it is dealing with significant political issues. As investors, we have seen this movie before, and as a result, believe these are only growing pains in otherwise solid markets. We are particularly well positioned in Brazil having operated there for many decades. Our long-term thesis is that China, Brazil and other countries that are home to an emerging middle class and competitive industrial companies remain compelling markets for real asset investors. As a result, we continue to invest in value opportunities which are not available in scale in many other places in the world today.

Investor Event

We recently held our annual Investor Day in New York. This included an overall session for Brookfield, and a separate session for each of our listed business units. All of the materials presented are available on our website. Thank you to those of you who attended the event or participated via webcast. To those of you who could not attend, we encourage you to review the materials as they include the most detailed plans for our company that we generate for investors.

Our five year plans are focused on the build out of our businesses and continued scale up of our operations to facilitate investing the larger sums of capital being allocated to real assets by institutional investors. Not only are we continuing to see growing pools of institutional capital, but these institutions are also increasing the percentages of their funds allocated to real assets. As a result, the backdrop for our business remains very strong.

We believe that we can continue to scale our investment capabilities to match the increased capital by focusing on our strategic advantages – size, operating capabilities and our global presence. Each of these is explained in more detail in our materials but we believe we have built the backbone of our organization to continue growth in our business.

At Investor Day, a few people asked about our recent equity issue. We acknowledged that since we seldom issue equity, it was an unusual occurrence. For greater clarity, you should know that we have not changed our view that great companies should protect their equity, and carefully weigh the decision to dilute their shareholders, as the business that one already owns cannot often be matched by new investments. Despite that, during the spring we felt that we could issue a relatively small amount of equity and that the cash could be put to work to enhance the franchise. Furthermore, given the number of transactions we had on the horizon at that time, the potential for volatility with the Federal Reserve interest rate debates, and other market uncertainties, we felt that the modest dilution was a reasonable cost in the circumstances and that it would enable us to create more value in the long term. The capital we raised enabled us to launch the acquisition of the port and rail logistics company Asciano with confidence, continue all of our investment plans, and weather the recent volatility without any disruption to our businesses.

2	BROOKFIELD ASSET MANAGEMENT

We also had some queries about the valuation of Brookfield Property Partners in the stock market. Most importantly, the underlying operations are very robust and execution of our business plans is on target. We are also in the final phases of cleaning up the balance sheet after our two major acquisitions. We have been selling select assets to repay acquisition debt at excellent valuations. We also expect the cash flows to grow close to 20% annually in both 2016 and 2017 due to completed leases and developments coming on stream. As a result, we believe the units will trade closer to their true value as investors trust that this will be achieved. In the event that the valuation is not achieved in the market, we will capitalize on this situation by continuing to monetize partial interests in properties at premiums to IFRS values and repurchase units at discounts, adding further to the per unit value of the company. We are confident that unitholders will see the benefits of this great company in the stock market over the longer term.

We look forward to our investor event next year. In the interim, should you have questions on this material or suggestions for the future, please feel free to contact us.

Brookfield Business Partners

We recently announced the anticipated spin-off to shareholders of a portion of a listed issuer called Brookfield Business Partners (BBP). This will be the primary platform through which we will own and operate the business services and industrial operations of our private equity platform. BBP will be very similar in structure to our other specialty listed issuers (Property Partners, Renewable Energy Partners and Infrastructure Partners). However, unlike our other listed entities, BBP will focus more on generating long-term capital appreciation than growing dividends.

Given both the substantial growth in our private equity platform over the last five years and the increased level of opportunities we are seeing, we think it is the right time for us to create this entity. We believe BBP will benefit our business and you as shareholders in a number of ways.

First, BBP will provide us with access to permanent capital to fund our operations outside of property, renewable energy and infrastructure. As our transactions get larger, this capital requirement increases. Second, BBP will broaden the spectrum of opportunities available to BAM, as BBP will not need to sell its companies within a period of time in order to generate liquidity for its investors. BBP can be a long-term home to companies whose management teams are seeking additional sources of capital but prefer not to be public as a stand-alone business. Third, BBP unitholders will participate directly in the business services and industrial operations of our private equity platform, which has been expanding rapidly. Last, we will generate management fees for BAM, which have the potential to grow significantly over time.

For those investors that do not require substantial dividends, BBP should be an attractive investment. BBP’s initial business platforms will be business services and industrial companies. Our business services division will initially include substantially all of our services companies, including all of our real estate and construction services businesses. Our industrials division will initially include most of our industrial and energy businesses, including our privately held consumer businesses and our oil and gas companies. In aggregate these businesses generated approximately $200 million of FFO, at BAM’s proportionate interest last year.

BBP will have the ultimate in flexibility to invest by industry and form. This is extremely important, as it broadens our investible universe substantially and has been one of the core components of success in our private equity platform.

In order to launch BBP, we intend to seed it with approximately $2 billion of capital invested in our existing businesses which are owned entirely by us or in partnership with institutional clients. We will then capitalize BBP with preferred shares held by us and spin-off BBP partnership units to shareholders by way of a special dividend next year. We expect the dividend will be approximately $500 million, or approximately $0.50 per BAM common share. This will leave us owning approximately 65% of BBP at the outset, and to the extent BBP issues equity to fund its growth, our ownership may be diluted over time.

Value Investing

Value investing has been refined over the years by many of the great investors. Each investor brings nuances to the art of value investing, but they all are based on the same general principles. We believe that these principles are more important today than ever before because of the evolution of the financial markets. Our slight nuance to value investing is that we are global with our approach. Most value investors pick between industries when one is out of favour. Our approach has been to stick to the few businesses we know well, expanding our platform globally so we can allocate capital to the regional markets that offer value at a particular point in time.

Value investing was born when there was no internet, social media, or 24 hour broadcasting. At that time, value investing focused primarily on finding information about a company which was not known by others, enabling one to buy a fraction of a business cheaply in the stock market. Today, with instant information available to all investors on their smartphone, the advantage one investor can have versus another is the ability to interpret that information better. What is dramatically different today is the volatility of the market, which often is caused by information that is totally irrelevant to a business.

Q3 2015 INTERIM REPORT	3

To make this point, in mid-August the Dow traded at around 17,500. Six trading days later, after the Chinese government devalued the RMB by an irrelevant 4%, the Dow dropped to 15,500. Most stocks dropped by 10% to 20% during this period. Leaving aside whether 17,500 or 15,500 on the Dow was the correct value for stocks, an unsuspecting investor who was in the market lost 10% to 20% of their capital within a week if they sold their shares as a result of this information. Since most of this drop was caused by emotion rather than fact, you can see why stock prices are not always representative of fundamental business value. Investors should always remember that when they buy a stock, they are buying a portion of a business. Said inversely, a business shouldn’t be valued minute by minute; rather, its value is built over decades.

Today, we own some incredible businesses. Each of these will continue to grow and compound wealth for you for many decades to come. We run our businesses so that we rarely have to issue equity, and while it is always good for shareholders to have their company fairly valued in the market, the share price is otherwise irrelevant to a well-financed company. Each share represents ownership of a fraction of each of our assets and doesn’t change with stock market movements. Over time, if we do our jobs well, that value will continue to increase. If we each owned these assets privately in a partnership together, we would not really care about the stock market or what the news reported. Over time we would meet and talk about how we were doing and measure the cash flows in our business, but we wouldn’t attempt to value the business on an hourly, daily, monthly or even an annual basis.

We make all of our decisions with a mindset that we are working for you running our jointly owned private business. The financial results we present to you quarterly are merely the summation of the outputs of these decisions, and while flawed in many ways as they focus on the short term, at least they let you see some trends. Furthermore, we also always try to explain the “real story” behind the numbers for the longer term, to enable you to understand the business like a private owner.

Operations

Total assets under management increased to approximately $225 billion, with fee-bearing assets increasing by $10 billion year over year, to approximately $100 billion. This growth reflects new commitments to our private funds, growth in the funds managed by our public markets group and increased capitalization of our flagship listed entities.

We continue to see institutional investors increase their allocations to real asset strategies. Over the last twelve months, real asset strategies were the top sector for institutional investors, attracting 35% of all commitments to new funds.

We have a number of private funds in the market, with an overall fundraising target of $23 billion, and we have raised approximately $8 billion since the beginning of the year. Over the next year, we expect to launch three additional private funds. Our new offerings include specialized funds that will invest in debt backed by real assets.

Our public securities business is building assets under management and now invests $18 billion on behalf of institutions and individuals. We are increasing the profitability of our public securities business by shifting our focus to funds with higher profit margins, such as global real estate and infrastructure hedge funds, while exiting strategies that are not focused on our specialties.

Brookfield Property Group

Our property business generated total FFO of $294 million. Our share was $214 million, a 46% year-over-year increase. This reflects solid results from all our operations, including strong leasing activity from our office and retail businesses and contributions from newly acquired hospitality and multifamily properties.

We continue to recycle capital by selling mature properties. We recorded gains on our share of asset sales in the quarter which included the sale of an office property in Shanghai and one in Toronto. Subsequent to quarter end, we agreed to sell a part of our $8.6 billion Manhattan West project to the Qatar Investment Authority. We also finalized the sale of an interest in a London office building, and we expect to sell more properties by the end of the year, with the proceeds earmarked for repaying acquisition debt and aligning the BPY balance sheet for growth initiatives.

Highlights from the quarter include a strong performance from our London operations, where we own a well-leased portfolio and are moving forward with a number of residential and office property developments. We completed new office leases at rates 26% above expiring rents, and recently signed a leading global bank as an anchor tenant on a major City of London office development. Our industrial property portfolio contributed twice the FFO from the same quarter last year and our newly acquired UK resort property operator also started to contribute to results. In our retail portfolio, we moved forward with the re-leasing of many of the urban retail properties recently acquired, largely in Manhattan. During the nine months of the year in our overall retail business, we signed 4.7 million square feet of leases that were 11% above expiring rents.

Recent growth initiatives include the acquisition of a major portfolio of office and retail properties in Berlin with an enterprise value of €1.3 billion. We also acquired a portfolio of logistics warehouses in the Netherlands. In New York, we acquired two multifamily properties for a total of $180 million. We also agreed to acquire a North American self-storage company with 90 locations and an enterprise value of $800 million, and hope this can be a cornerstone investment for growth of a larger national business.

4	BROOKFIELD ASSET MANAGEMENT

Brookfield Renewable Energy Group

Our renewable energy business generated total FFO of $72 million. Our share was $48 million, in line with expectations, but below historic levels, as our generation during the quarter was approximately 9% below long-term averages. We sold a wind farm in California at a strong return that we acquired as a development site and constructed over the past five years.

Water levels are improving in North and South America and we expect this will lead to results that are in line with historic levels through to the end of this year. We are locking long-term power supply contracts in North America at rates that are significantly above levels seen a few years ago. As an increasing number of coal-fuelled power stations are closing for environmental reasons, we expect electricity prices will rise from their low levels over the last few years.

We committed $860 million to acquire two hydro facilities on river systems in the northeastern U.S. where we already have extensive operations. These tuck-in acquisitions should be easily integrated into our existing engineering and power marketing teams.

We continue to move forward with a number of acquisition opportunities across our core markets. Our organic growth pipeline now totals 3,000 MW of hydro and wind projects, and we continue to advance all of these projects into development.

Brookfield Infrastructure Group

Our infrastructure business generated total FFO of $224 million. Our share was $71 million, up 29% from last year, reflecting contributions from our communications infrastructure business in France, and solid performance from our transport and utilities platforms. Organic expansion projects in our toll road and rail businesses contributed to growth in traffic. During the quarter, we sold an electrical transmission network in New England at an attractive valuation.

In August, we announced an agreement, together with our institutional partners, to acquire Asciano Limited, a high quality rail and port logistics company in Australia with an enterprise value of approximately A$12 billion. The transaction received the unanimous support of the Asciano Board of Directors and we are in the process of seeking approval from Asciano shareholders and Australian regulators. Subsequent to quarter end, we acquired an initial interest of approximately 20% of Asciano for $1.2 billion. We are committed to the transaction and are optimistic that we can complete the acquisition.

In South America, the Brazilian court approved our $250 million debtor-in-possession loan to a construction company that owns a stake in São Paulo’s airport and Rio de Janeiro’s subway system. We are awaiting ratification of the loan from OAS’s creditors and continue to work towards acquiring these assets in a very tough economic environment. We also agreed to acquire a portfolio of six toll roads in India.

Brookfield Private Equity Group

Our private equity operations generated total FFO of $125 million. Our investments in industrial companies performed well, as many of these businesses make products for the housing sector, and sales continue to increase. Recent reports show U.S. housing starts are now back at approximately 1.2 million new home sales per year, after dropping to half that level during the financial crisis. We also believe that they should continue to head towards 1.5 million sales annually.

Our energy-related businesses also generated solid performance, despite the continued weakness in oil and gas prices. This reflects the fact that our North American coal-bed methane assets are among the lowest cost producers of gas in their sector, and when we acquired our Australian oil and gas company, we hedged our production.

Most of these industrial businesses will be spun out to shareholders as part of BBP. Our construction and real estate services businesses, which will also be part of BBP, generated excellent results in the quarter. Furthermore, our backlog of future construction projects is at the highest level we have seen since we acquired this business close to 10 years ago.

Our North American residential property development business had good results, again reflecting increasing demand for homes in key markets such as California and Texas. In Canada, our Toronto operation has been strong and Alberta quite resilient given the state of the oil and gas markets. In Brazil, we believe there will be opportunities to add high quality land parcels to our residential portfolio, as continued economic weakness in the country has a number of developers considering property sales at distressed valuations.

Q3 2015 INTERIM REPORT	5

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality assets which earn solid cash return on equity, while emphasizing downside protection for the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, it is done so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share.

J. Bruce Flatt

Chief Executive Officer

November 6, 2015

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended September 30, 2015. This MD&A should be read in conjunction with our 2014 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are presented in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Corporation is incorporated in Ontario, Canada and qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the U.S. Securities and Exchange Commission (the “SEC”); our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	26	Capitalization	42
Economic and Market Review	9	Summary of Results by Operating Segment	28	Liquidity	48
				Review of Consolidated Statement of Cash Flows	49
PART 2 – Financial Performance Review		Asset Management Property	30 33
Selected Financial Information	11	Renewable Energy	35	PART 5 – Additional Information
Financial Performance	12	Infrastructure	37	Accounting Policies and Internal Controls
Financial Profile	19	Private Equity	38		50
Summary of Quarterly Results	24	Residential Development	39	Management Representations and Internal Controls
Corporate Dividends	25	Service Activities	40		50
		Corporate Activities	40	Business Environment and Risks	51

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 33 and 34 of our December 31, 2014 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 51.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q3 2015 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with $220 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at September 30, 2015, our managed funds and listed partnerships represented $95 billion of invested and committed fee bearing capital. This capital includes publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have $27 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses based on our IFRS carrying values.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”). These publicly traded, large capitalization, highly liquid partnerships are the primary vehicles through which we invest our capital in our property, renewable energy and infrastructure segments. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is currently conducted primarily through direct investments and through private funds with capital provided by institutions and ourselves.

We recently announced the formation of a listed issuer called Brookfield Business Partners L.P. (“BBP” or “Brookfield Business Partners”). BBP will be the primary vehicle through which we will own and operate the industrial and services businesses of our private equity platform. We intend to distribute a 35% interest in BBP to shareholders with Brookfield retaining 65% interest; we anticipate completing the spin-off of BBP in the first quarter of 2016.

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at October 29th, 2015)

Overview and Outlook

U.S. real GDP grew by 1.5% in the third quarter and is on pace to grow slightly below 2.5% this year. Household consumption is driving economic growth, aided by a healthy labour market and improvement in the housing market. Although the Federal Reserve did not raise short-term interest rates at its October meeting, the U.S. economy is on firm footing and rates will likely rise in the coming months. Following a technical recession in the first half of 2015, the Canadian economy rebounded with growth of 2.5% in the third quarter. Regional disparities within Canada continued to grow, as the resource-based provinces experience rising unemployment rates and falling housing prices, while the rest of Canada sees stable labour markets and rising housing prices. UK real GDP growth held steady at 2.3% in the third quarter, as strength in the labour and housing markets supported rising consumption. The Bank of England will likely take a measured approach to interest rate increases in 2016 in order to keep the recovery on track. Uneven recovery in the Eurozone continued in the third quarter. Ireland and Spain grew at 4.5% and 3.4% respectively, while the core countries grew at a slower 1-2% pace. Overall, Eurozone growth should rise to about 1.5% this year compared to 0.8% last year. Brazil’s economy contracted by 3.7% in the third quarter, as a credit downgrade from S&P, high inflation, higher interest rates and a deepening political crisis weighed heavily on the economy. Growth in net exports was a bright spot, though indicators from many sectors point to slower growth. Reported Chinese GDP growth slowed to 6.9% in the third quarter, as weakness in industrial output and investment outweighed growth in consumption. The Chinese government is enacting monetary and fiscal stimulus measures to support the economy. Australian real GDP rebounded slightly to 2.2% as falling mining investment was mitigated by higher export volumes, household consumption and government spending.

United States

A major drawdown in inventories masked strong underlying growth in the U.S. economy during the third quarter, which excluding the inventory adjustment grew closer to 3.0%. Household consumption continues to be the primary driver of the economy, as solid job creation, rising housing prices, low oil prices, low interest rates and a strong U.S. dollar all support spending. Unemployment fell to 5.1% in the third quarter, the lowest level since early 2008. Despite strong growth in jobs, there has only been modest nominal wage growth of 2%, indicating that there is still some slack in the labour market. Meanwhile, the housing market continued to improve, with housing starts reaching over 1.2 million in September, up 18% versus September 2014. This coincides with the recent uptick in household formation and declining vacancy rates for rental properties. Housing starts should continue rising towards the sustainable rate of about 1.5 million. The Federal Reserve decided not to raise short-term interest rates in the third quarter, citing low inflation and a weakening external environment as reasons to delay the first rate hike since 2006. Whether it’s later this year or early next year, U.S. interest rates are set to rise, which will further support a U.S. dollar that has already risen by nearly 20% since the middle of last year. We expect the economy to grow by 2.5% in 2015, and believe it can grow by 3.0% over the next few years.

Canada

The Canadian economy rebounded during the third quarter, expanding by 2.5%. Declining investment in the resource sector continues to impact western Canadian provinces disproportionately, as the unemployment rate in Alberta and Saskatchewan rose very quickly from a 4-5% range in January to 6-7% by September. Meanwhile, the manufacturing-oriented economies in central Canada are benefiting from the decline in the Canadian dollar to 75 cents and steady growth from the U.S. economy. As the pivot from energy-led export growth to manufacturing-led growth continues, low interest rates and higher spending from the newly-elected government is expected to support modest GDP growth in the near-term of 1.5 to 2.0%. Rising U.S. short-term interest rates will also keep downward pressure on the Canadian dollar and support the rebalancing of the economy. Longer-term, highly indebted households and elevated housing prices in major cities remain concerns.

United Kingdom

GDP growth in the UK remained stable at 2.3% in the third quarter, as growth from all of the components of GDP indicate that a broad-based economic recovery continues. The UK added 140,000 jobs from June to August and the unemployment rate fell to a seven year low of 5.4%. Wage growth of 3.0% also suggests that tightness is beginning to develop in the labour market. Improving job prospects combined with strong growth in housing prices are supporting consumption, as retail sales jumped by 6.5% year over year in September. While many indicators point to further growth ahead, there are still the lingering concerns about the large current account and budget deficits, as well as the condition of household balance sheets. The recent growth in retail sales has been accompanied by even stronger growth in consumer credit, and low interest rates have discouraged saving and pushed the household savings rate to its lowest level in 15 years. With UK interest rates expected to begin rising in 2016, both private and public sectors will face the headwinds of rising debt service costs.

Q3 2015 INTERIM REPORT	9

Eurozone

Eurozone real GDP growth rose to 1.7% in the third quarter, as former growth laggards Ireland, Spain and Portugal continued to be among the best performers, growing by 4.5%, 3.4% and 1.7%, respectively. Meanwhile Germany, France and Italy all grew between 1-2%. Inflation remains well below the ECB’s 2% target, and this, along with subdued growth, will support further accommodative monetary policy in the form of quantitative easing and near-zero central bank interest rates. Diverging policies between the ECB and the Federal Reserve and Bank of England will likely exert additional downward pressure on the Euro, as rising rates in the U.S. and UK will encourage capital to migrate away from some Euro-denominated assets. Following negotiations between the creditors and the Greek government, Greece managed to avert an outright default, accepted austerity measures and secured a third bailout agreement. While it is encouraging that most of the Eurozone economies are now seeing debt-to-GDP levels stabilize or decline, Greece remains at an unsustainable 170% of debt-to-GDP and Italy is now approaching 140%. The modest, uneven recovery will continue in the Eurozone, but further depreciation of the currency will provide a lift to the area’s manufacturing and tourism sectors.

Brazil

Brazil’s real GDP contracted by 3.7% in the third quarter, led by declines in consumption and investment. Deterioration of investor and consumer confidence continued and shortfalls in government revenues led to deficits in both the budget and primary balances. This contributed to sovereign credit downgrades from ratings agencies, with S&P cutting Brazil’s rating below investment-grade. High interest rates and easing drought conditions have slowed the growth of inflation, which stabilized just below 10% in the third quarter. While the 56% nominal deprecation of the BRL since 2012 has added to domestic inflation pressures, it is also supporting growth in net exports, which increased by 2.7%. Rising unemployment along with significant declines in retail sales and industrial production point to further weakness in the near-term. Continued revelations related to political corruption and efforts to begin impeachment proceedings against President Rousseff threaten to deepen the legislative paralysis, preventing much needed reform and spending cuts from being enacted. These short-term challenges are creating value investment opportunities that are supported by our long-term optimism on Brazil’s large and emerging middle class.

China

Chinese GDP growth slowed to 6.9% in the third quarter, as weakness in the industrial and housing sectors outweighed the impact of growth in consumption. Industrial production growth slipped to 5.7%, down from 8.2% in 2014, and fixed asset investment grew at the slowest pace since 2000 as overcapacity in certain sectors reduced the incentive for further investment. The slowdown in residential housing construction and land sales over the past twelve months appears to be supporting a recovery in housing prices, as prices resumed growth in Tier 1 cities and are declining less in the Tier 2 and 3 cities. The Chinese government is playing a larger role in managing the slowing economy, allowing the CNY to depreciate further and cutting both the 1-year deposit rate and the bank reserve requirement ratio twice since July. The government is also expected to increase fiscal stimulus in the fourth quarter to support growth. Transitioning from investment-led growth to consumption-led growth is a significant undertaking for the world’s second largest economy, and while the government wishes to see a very smooth transition, there will likely be some volatility. From a global perspective, commodity markets are the most exposed to this volatility.

Australia

Real GDP in Australia is estimated to have grown by 2.2% in the third quarter. Rising exports and growth in both household and government consumption had a positive impact on GDP, while investment in the resource sector was the largest drag. As declining commodity prices signal the end of the resource investment boom, unemployment has risen from 5.6% in 2013 to 6.3% in the third quarter. Over this period, the Australian dollar has fallen from parity with the U.S. dollar to just above 70 cents in September. The depreciation is benefitting local manufacturing, retail, and tourism – sectors which will need to help absorb the workers leaving jobs in heavy construction. There will be a lag before domestic manufacturing picks up earnestly, and in the meantime the government is maintaining accommodative fiscal and monetary policy to support the economy. Historically low interest rates and foreign capital inflows have continued to support housing prices, with average prices up 10% versus a year ago, and prices in Sydney up by more than 15%. The positive wealth effect from rising housing prices is likely supporting retail sales, which continue to grow in the 4-5% range.

10	BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014	Change	2015	2014	Change

Total revenues	$5,056	$4,659	$397	$14,375	$13,670	$705

Direct costs	(3,740)	(3,467)	(273)	(10,341)	(9,686)	(655)

Other income and gains	133	(7)	140	145	190	(45)

Equity accounted income	304	350	(46)	1,174	969	205

Expenses

Interest	(691)	(645)	(46)	(2,117)	(1,910)	(207)

Corporate costs	(25)	(27)	2	(83)	(93)	10

Fair value changes	389	637	(248)	1,572	2,348	(776)

Depreciation and amortization	(436)	(353)	(83)	(1,265)	(1,100)	(165)

Income taxes	(145)	(38)	(107)	22	(878)	900

Net income	845	1,109	(264)	3,482	3,510	(28)

Non-controlling interests	(556)	(375)	(181)	(1,819)	(1,450)	(369)

Net income attributable to shareholders	$289	$734	$(445)	$1,663	$2,060	$(397)

Net income per share	$0.26	$0.73[1]	$(0.47)	$1.60	$2.05[1]	$(0.45)

1. Adjusted to reflect three-for-two stock split effective May 12, 2015

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation	$(2,106)	$(1,116)	$(990)	$(3,627)	$(612)	$(3,015)

Financial contracts and power sales agreements	(158)	(81)	(77)	(82)	(292)	210

Revaluation of property, plant and equipment	(2)	5	(7)	49	15	34

Equity accounted investments and other	(289)	(320)	31	(297)	(254)	(43)

Taxes on above items	(17)	(40)	23	(47)	68	(115)

Other comprehensive loss	(2,572)	(1,552)	(1,020)	(4,004)	(1,075)	(2,929)

Non-controlling interests	1,353	819	534	2,406	643	1,763

Other comprehensive loss attributable to shareholders	(1,219)	(733)	(486)	(1,598)	(432)	(1,166)

Comprehensive (loss) income attributable to shareholders	$(930)	$1	$(931)	$65	$1,628	$(1,563)

BALANCE SHEET INFORMATION

(MILLIONS)	Sep. 30, 2015	Dec. 31, 2014	Change

Consolidated assets	$135,414	$129,480	$5,934

Borrowings and other non-current financial liabilities	66,649	60,663	5,986

Equity	53,256	53,247	9

Dividends declared for each class of issued securities for the first nine months of the three most recently years are presented on page 25.

Q3 2015 INTERIM REPORT	11

Foreign Currency Translation

The most significant exchange rates that impact our business are shown in the following table:

	Period-end Spot Rate			Average Rate
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE PERIODS ENDED SEP. 30				Three Months Ended			Nine Months Ended
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Australian dollar	0.7017	0.8172	(14)%	0.7255	0.9250	(22)%	0.7631	0.9184	(17)%
Brazilian real	3.9479	2.6504	(49)%	3.5125	2.2732	(55)%	3.1260	2.2862	(37)%
British pound	1.5128	1.5578	(3)%	1.5490	1.6699	(7)%	1.5326	1.6695	(8)%
Canadian dollar	0.7513	0.8608	(13)%	0.7645	0.9187	(17)%	0.7948	0.9143	(13)%

As at September 30, 2015, our IFRS net equity represented the following currencies: United States dollar – 51%; Brazilian real – 11%; United Kingdom pound – 18%; Australian dollar – 12%; Canadian dollar – 3%; and other currencies – 5%. From time to time, we utilize financial contracts to adjust these exposures.

Currency exchanges rates relative to the U.S. dollar decreased during the first nine months of 2015, and as a result the U.S. dollar equivalent of revenues and expenses from our non-U.S. subsidiaries, and equity accounted earnings from our non-U.S. investments, are lower in 2015 than the same periods in 2014, all other things being equal. The net impact on common equity of the change in period-end translation rates on assets and liabilities of foreign operations was a decrease of $1.4 billion recorded within other comprehensive income.

FINANCIAL PERFORMANCE

Overview

Consolidated net income for the third quarter of 2015 was $845 million, representing a decrease of $264 million or 24% from the same period in 2014. We recorded an increase in revenue after deducting direct costs as well as a higher level of other income and gains, however these were more than offset by a reduction in fair value changes recorded both directly and through equity accounted income and also by increases in the provision for depreciation, amortization and income taxes. Finally, a larger proportion of net income was attributable to non-controlling interests which further reduced net income attributable to Brookfield shareholders.

Revenue less direct costs increased by $124 million or 10%, primarily due to the contributions from recently acquired and developed assets which added incremental revenue of $805 million and direct costs of $559 million. These increases were partially offset by absence of revenues and direct costs from assets sold since the 2014 period and the impact of lower exchange rates on non-U.S. dollar denominated revenues and costs within existing operations. Other income and gains in the quarter were $133 million and were generated on the sale of four investments. Equity accounted income decreased by $46 million compared to the prior year quarter, as our equity accounted property investments, including General Growth Properties Inc. (“GGP”), recognized a lower level of appraisal gains on their investment properties. Fair value changes from consolidated investment properties were also lower, compared to the higher level of valuation increases recorded in the 2014 quarter. Interest expense and depreciation and amortization expense increased with our acquisitions and financing of new investments and developments in the past twelve months. Lastly, the provision for income taxes in the third quarter of 2015 increased by $107 million as the prior year period included recognition of $62 million of previously generated losses as deferred income tax assets in that quarter.

Net income attributable to non-controlling interests increased by $181 million notwithstanding a decline in aggregate net income. Much of the increase in revenues net of direct costs relates to acquisitions within consolidated funds in which Brookfield has a lower economic interests while the decrease in fair value changes occurred within our property operations in which we have a higher ownership interest.

Consolidated net income for the first nine months of 2015 was $3.5 billion, consistent with the same period in 2014, but 22% lower on a per share basis. In addition to the variations in the third quarter noted above, nine-month results include additional decreases in the amount of consolidated and equity accounted fair value gains recorded in of 2015, compared to those in 2014. 2015 year-to-date fair value changes also include a $118 million decline in the value of warrants we hold in GGP, compared to a $208 million gain in the first nine months of 2014.

12	BROOKFIELD ASSET MANAGEMENT

Statement of Operations

Revenues and Direct Costs

The following table presents consolidated revenues and direct costs, which we have disaggregated into our operating segments in order to facilitate a review of variances between the 2015 and 2014 periods. We have also presented the net change, because several factors including foreign currency, acquisitions and dispositions and production volumes impact both revenues and direct costs:

	Revenues		Direct Costs		Change
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014	Revenues	Direct Costs	Net

Asset management	$251	$194	$108	$82	$57	$26	$31

Property	1,403	1,225	714	625	178	89	89

Renewable energy	342	345	142	135	(3)	7	(10)

Infrastructure	532	553	216	246	(21)	(30)	9

Private equity	853	622	727	580	231	147	84

Residential development	539	920	479	815	(381)	(336)	(45)

Service activities	l,327	942	1,268	891	385	377	8

Corporate activities	—	9	13	6	(9)	73	(16)

Eliminations and adjustments[1]	(191)	(151)	73	87	(40)	(14)	(26)

Total consolidated	$5,056	$4,659	$3,740	$3,467	$397	$273	$124

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

	Revenues		Direct Costs		Change
FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014	Revenues	Direct Costs	Net

Asset management	$714	$565	$307	$260	$149	$47	$102

Property	4,020	3,731	2,000	1,949	289	51	238

Renewable energy	1,243	1,310	415	388	(67)	27	(94)

Infrastructure	1,606	1,676	677	752	(70)	(75)	5

Private equity	2,111	1,919	1,836	1,679	192	157	35

Residential development	1,540	2,041	1,408	1,780	(501)	(372)	(129)

Service activities	3,582	2,693	3,443	2,590	889	853	36

Corporate activities	93	139	33	73	(46)	(40)	(6)

Eliminations and adjustments[1]	(534)	(404)	222	215	(130)	7	(137)

Total consolidated	$14,375	$13,670	$10,341	$9,686	$705	$655	$50

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Significant variances in revenues and direct costs on a segmented basis for the third quarter and first nine months of 2015 are as follows:

Asset management: Third quarter revenues increased by $57 million (29%) due to a $32 million increase in base management fees to $192 million. Base management fees from private funds increased by $25 million (40%) to $88 million, reflecting $22 million of additional fees earned on new fund capital. In addition, we realized $22 million of carried interest on the monetization of properties in a mature private fund. Direct costs increased from $82 million to $108 million, primarily due to $7 million of incentive compensation paid on the realization of carried interest, as well as additional costs incurred associated with the expansion of our operations.

Revenue on a nine-month basis increased by $149 million and direct costs increased by $47 million to primarily due to the contribution of additional fees earned on a higher level of fee bearing capital and an increased cost base to manage the expansion of our operations respectively. We realized $49 million of carried interest year to date and incurred $17 million of directly attributable expense, compared to $8 million and $5 million, respectively in the comparative period.

Q3 2015 INTERIM REPORT	13

Property: Revenues increased by $178 million and direct costs increased by $90 million for a net increase of $89 million in the quarter. We deployed significant amounts of capital in our property operations over the last twelve months which increased revenues and direct costs by $281 million and $90 million, respectively. Acquisitions include a large UK resort operator, multifamily properties in the U.S. and a portfolio of properties held under triple net lease arrangements, among others. The contribution from these investments and leasing gains was partially offset by the effects of lower exchange rates on results from our foreign operations and the disposal of assets throughout the year.

Nine month revenues reflect similar variations as those described above.

Renewable energy: Third quarter revenues were $3 million lower than the prior year period. The impact of lower currencies on non-U.S. operations compared to the prior year reduced revenue in foreign operations by $38 million. Acquisitions completed in the last twelve months contributed $28 million of revenue, offset by a decrease in generation following the sale of a 102 megawatt (“MW”) wind facility in California at the beginning of the quarter. Finally, improved hydrological conditions in Brazil and stronger wind generation in Ireland and in the U.S. increased revenue by $12 million. Direct costs are largely fixed and increased by $7 million over the prior year reflecting the costs associated with new assets and rescheduling of annual maintenance expenditures, partially offset by the lower translated value of costs in our non-U.S dollar operations.

Revenues in the first nine months of 2015 declined by $67 million compared to the same period in 2014. Reduced short-term pricing in North America, primarily in the first quarter of 2015 compared to the particularly high prices in the 2014 quarter reduced revenues by $58 million. Lower hydrology conditions in the northeast U.S. and in Brazil, and lower overall wind conditions reduced revenues from assets held throughout both periods by $105 million during the first nine months of 2015 compared to 2014. Facilities purchased in the last twelve months contributed an incremental $161 million to revenues during the period. Finally, the weakening of non-U.S. dollar currencies, net of hedge settlements, resulted in a $68 million reduction in revenues. Direct costs increased by $27 million over the prior year reflecting the costs associated with new assets partially offset by impact of lower exchange rates on costs at our foreign operations.

Infrastructure: Third quarter revenues declined by $21 million compared to the prior year quarter. Incremental revenue from acquisitions in the last twelve months contributed $23 million of revenues and internal growth initiatives and improved volumes across our business generated revenues that were $46 million higher than the prior year. These increases were more than offset by a decline in revenue of $92 million from the depreciation of currencies at our non-U.S. subsidiaries. Direct costs declined by $30 million compared to the prior year as increased costs of $16 million from acquisitions completed in the last twelve months and $23 million in costs associated with higher volumes were more than offset by a decrease of $49 million from the depreciation of the non-U.S. dollar currencies in which we operate and $17 million of lower costs resulting from margin improvement programs at a number of operations.

Consistent with the third quarter variances, the nine month decline in revenues of $70 million was due to $159 million of foreign currency variations, partially offset by revenues associated with newly acquired operations of $49 million and $66 million of incremental revenue from higher volumes and improved pricing. The decrease in direct costs was due to a $158 million foreign currency variance offset by declined costs of $27 million resulting from margin improvement programs at a number of operations.

Private equity: Third quarter revenues and direct costs increased by $231 million and $147 million, respectively. The increase in revenues and costs are substantially attributable to revenues generated from, and costs attributable to, recently acquired assets of $224 million and $206 million, respectively. Panel board pricing decreased 6% compared to the prior year, however direct costs in this sector benefitted from the increase in scale of these operations and lower exchange rates with the U.S. dollar.

Nine month revenues were $192 million higher than the same period in 2014 and direct costs $157 million higher, and primarily reflect the impacts described above because the newly acquired assets were purchased late in the second quarter or early in the third quarter. OSB pricing was 10% lower on average than in the same period in 2014, reducing revenue by $83 million.

Residential development: Third quarter revenues and direct costs decreased by $381 million and $336 million, respectively. Revenue from our Brazilian operations decreased by $421 million; we delivered fewer projects in the current period due to a slowing economy in Brazil and delivery dates for a number of projects being moved to future quarters. The decline in the Brazilian currency also reduced the translated value of revenues and direct costs by $70 million and $72 million respectively. In our North American business, revenues increased by $35 million as increased housing sales volumes, particularly in the U.S., were partially offset by lower prices per house, or per development lot, which is largely attributable to the mix of deliveries being more weighted to lower priced homes and the decreased translated values of homes sold in Canadian dollar operations. Gross margins declined due to increased proportion of lower-priced product sold.

Nine month revenues and direct costs reflect similar variations as in the third quarter with an overall decline of $501 million in revenues and $372 million in costs. The largest variations come from our Brazilian business which contributed $579 million and $482 million less in revenue and direct costs, respectively, than in the 2014 period, largely consistent with the variations described above; the decline in the Brazilian currency accounted for $218 million of the variations in revenues and $224 million of the variation in direct costs. Additionally, 2014 revenues in our North American operations include $83 million from the disposition of a commercial property development in the first quarter that year.

14	BROOKFIELD ASSET MANAGEMENT

Service activities: Revenues and direct costs increased by $385 million and $377 million, respectively. Our construction operations revenue increased by $277 million as a number of new large projects commenced in the last twelve months. A large percentage of revenues are earned in non-U.S. dollars and a decline in the value of local currencies reduced the translated value of these revenues by $173 million. Direct costs increased with the higher activity level. Property service revenues and direct costs increased by $253 million and $240 million, respectively, as a result of the acquisition of an integrated facilities management business during the first quarter of 2015.

On a year to date basis, variations also reflect those above with construction revenues and direct costs increasing by $442 million and $410 million, respectively. We also recognized $30 million of revenue on the finalization of a large UK project in the first quarter. The integrated facilities management business acquired in the first quarter of 2015 contributed $604 million of revenues and $577 million of direct costs on a year-to-date basis.

Corporate activities: We recorded valuation losses of $17 million on the decline in value of financial assets in the third quarter. On a year-to-date basis gains were $36 million, below the strong market performance during the same period in 2014.

Other income and gains

Other income and gains in the current quarter include gains on the sale of four investments within our renewable energy and infrastructure operations. In July 2015 we completed the sale of a 102 MW wind portfolio in California for gross cash consideration of $143 million and a gain of $53 million. In addition, we disposed of our New England electricity transmission operations during the quarter, receiving gross proceeds of $281 million and generating a gain of $63 million.

Other income and gains on a nine month basis in 2014 include a $143 million gain on the repayment of a distressed debt investment in a European office portfolio.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change
General Growth Properties	$130	$168	$(38)	$452	$481	$(29)
Canary Wharf	11	—	11	240	—	240
Other property operations	105	96	9	362	316	46
Infrastructure operations	28	40	(12)	91	73	18
Other	30	46	(16)	29	99	(70)

	$ 304	$ 350	$ (46)	$ 1,174	$ 969	$ 205

Our share of GGP’s equity accounted income decreased by $38 million due to a reduction in the level of fair value gains recognized in quarter by GGP compared to the prior year. Excluding fair value changes, GGP’s net income for the quarter increased 5% compared to 2014 due to improved operating results at its retail properties and interest cost savings on the reduction of leverage. On a year-to-date basis, prior to the mark-to-market on warrants and fair value changes, our share of GGP’s net income was consistent with the prior year as the positive variance from current year leasing gains in the current year were offset by the inclusion of a non-recurring gain on the extinguishment of debt in the prior year.

In February 2015, we increased our investment in Canary Wharf to 50% and commenced equity accounting for our investment. We recognized $11 million of equity accounted income during the third quarter and $240 million year to date. Equity accounted income from Canary Wharf includes $175 million of fair value gains related to its investment property portfolio since the date of acquisition.

Equity accounted income from other property operations increased by $9 million in the third quarter of 2015 and by $46 million for the first nine months of 2015 compared to the same period in 2014. The increases in nine month results are primarily due to earnings from investment properties we reclassified to equity accounted investments in the second quarter of 2015 upon selling portions of these buildings to joint venture partners. The first quarter also includes a $16 million gain at Rouse Properties Inc. (“Rouse Properties”) on extinguishing debt at a discount to its book value.

Infrastructure equity accounted income for the third quarter of 2015 decreased by $12 million compared to 2014 due to a decline in the translated value of the earnings in these investments. On a year-to-date basis our share of income in these investments increased by $18 million primarily due to acquisitions completed in the last twelve months, partially offset by the impact of weaker exchange rates against the U.S. dollar.

Other equity accounted income in 2014 periods presented above includes earnings from a forest products investment in our private equity operations which we disposed of in August of 2014.

Q3 2015 INTERIM REPORT	15

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Corporate borrowings	$ 56	$ 58	$ (2)	$ 168	$ 172	$ (4)

Non-recourse borrowings

Property-specific mortgages	519	515	4	1,596	1,508	88

Subsidiary borrowings	81	66	15	247	204	43

Subsidiary equity obligations	35	6	29	106	26	80

	$ 691	$ 645	$ 46	$ 2,117	$ 1,910	$ 207

The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing activities or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in a decrease in the translated value of the interest expense on most non-U.S. dollar denominated borrowings.

Interest expense on property-specific mortgages increased by $4 million ($88 million year to date) over the prior year reflecting additional borrowings associated with acquisitions, particularly in our property operations, which increased year-to-date interest expense by $76 million, partially offset by a reduction in interest expense due to the level of lower currency exchange rates on non-U.S. borrowings.

Interest expense on subsidiary borrowings increased due to higher average borrowings in our property operations during the year periods as a result of acquisitions.

Interest expense on subsidiary equity obligations in the third quarter increased by $29 million over the 2014 quarter and by $80 million year to date primarily due to $29 million ($87 million year to date) of interest incurred on preferred equity units issued by BPY in late 2014.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Investment property appraisal gains	$410	$661	$(251)	$1,521	$1,997	$(476)

General Growth Properties warrants	33	1	32	(118)	208	(326)

Power contracts	3	(83)	86	(14)	(95)	81

Investment in Canary Wharf	—	178	(178)	150	319	(169)

Transaction related gains	—	—	—	232	230	2

Impairment and other	(57)	(120)	63	(199)	(311)	112

	$389	$637	$(248)	$1,572	$2,348	$(776)

Investment Property Appraisal Gains

Most of the property gains in the third quarter of 2015 related to industrial and multifamily assets held within our opportunistic funds. The gains in the first half of 2015 and the comparative periods in 2014 primarily relate to our office properties. Valuations continued to benefit from declines in discount rates and terminal capitalization rates, and improvements in projected cash flows based on recently signed leases, tenant profiles and rental markets. The overall decline in discount rates contributed approximately 50% of the third quarter gains, while improvements in projected cash flows contributed the other 50% of the gains.

We discuss the key valuation inputs of our investment properties on page 20.

16	BROOKFIELD ASSET MANAGEMENT

General Growth Properties Warrants

During the first nine months of 2015 the fair value of our GGP warrants decreased by $118 million. This compares to a $208 million increase in the same period in 2014, resulting a $326 million variance. The valuation change generally relates to changes in GGP’s share price with these prices changes being relatively small during the third quarter of 2014 and 2015. In each period the loss or gain in value is partially offset by our 29% share of the change in the mark-to-market value, which is included in equity accounted income from GGP. These warrants are convertible into approximately 70 million common shares of GGP.

Power contracts

Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa. The valuation of our contracts for the future sale of electricity increased by $3 million during the quarter and decreased by $14 million year to date. This compares to losses in the prior year as current pricing has declined marginally compared to year end, however we hold a lower national level of derivative contracts in the current year.

Investment in Canary Wharf

We recognized a $150 million revaluation gain in the first quarter of 2015 based on the price paid when we acquired our additional interest in Canary Wharf. In the first quarter of 2014 we recorded a $141 million increase in the value of this investment related to increases in the value of Canary Wharf’s development activities, as well as lower discount rates. We commenced equity accounting for our investment after increasing our interest to 50% and valuation gains are now recorded in equity accounted income.

Transaction Related Gains

In January of 2015 we acquired natural gas production facilities in western Canada valued at $642 million for gross consideration of $473 million, including debt financing. The fair value of the proven producing and probable reserves at acquisition was greater than the consideration paid, resulting in a $169 million gain being recorded in net income.

In February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our carrying value.

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in the de-consolidation of the business from our results and revaluing our retained interest based on its quoted market price. This gave rise to a $230 million revaluation gain relating to the excess of fair value over the carrying value of our retained interest.

Impairment and Other

Other fair value changes include losses on financial contracts used to offset foreign currency and interest rate exposure and charges taken on oil and gas reserves due to declines in forward pricing.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	Change	2015	2014	Change

Renewable energy	$160	$151	$9	$489	$416	$73

Infrastructure	102	102	—	303	295	8

Property	67	33	34	184	189	(5)

Private equity	93	54	39	245	160	85

Other	14	13	1	44	40	4

	$436	$353	$83	$1,265	$1,100	$165

The $83 million increase in depreciation and amortization expense over the 2014 quarter ($165 million on a nine-month basis) is primarily attributable to depreciation recorded on assets acquired over the past twelve months, principally in our renewable energy and private equity operations, and the higher book value of our property, plant and equipment, following our annual revaluation in the fourth quarter of 2014.

Q3 2015 INTERIM REPORT	17

Income Taxes

We recorded income tax expense of $145 million in the third quarter of 2015, compared to $38 million in the 2014 quarter. This includes deferred income taxes of $107 million (2014 – $18 million) and current taxes of $38 million (2014 – $20 million). Income tax recovery on a nine month basis was $22 million in 2015 compared to an expense of $878 million tax expense in the 2014 comparative period, including deferred income tax recovery of $131 million (2014 – an expense of $785 million) and current taxes of $109 million (2014 – $93 million).

During the third quarter of 2014, income tax expense included the recognition of previously unrecognized losses within our residential operations, reducing our tax expense by $62 million which resulted in a lower provision relative to the 2015 quarter. During the second quarter of 2015, our office property operations reorganized its ownership of certain properties that resulted in a reduction in the applicable tax rate and the recognition of a $464 million income tax recovery.

Other Comprehensive Income (OCI)

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income together with changes in the value of currency contracts that qualify as hedges. During the first nine months of 2015, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 12), giving rise to a decrease of $3.6 billion or $1.4 billion after non-controlling interests.

18	BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at September 30, 2015 and December 31, 2014:

	Total Consolidated Assets
AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change

Investment properties	$49,062	$46,083	$2,979

Property, plant and equipment	37,476	34,617	2,859

Equity accounted investments	20,536	14,916	5,620

Cash and cash equivalents	3,057	3,160	(103)

Financial assets	4,531	6,285	(1,754)

Accounts receivable and other	7,227	8,845	(1,618)

Inventory	5,289	5,620	(331)

Intangible assets	4,480	4,327	153

Goodwill	1,473	1,406	67

Deferred income tax asset	1,402	1,414	(12)

Assets held for sale	881	2,807	(1,926)

	$135,414	$129,480	$5,934

Consolidated assets increased by $5.9 billion from December 31, 2014 to September 30, 2015. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $20.1 billion. The positive changes were offset by asset sales, a reduction in the value of non-U.S. dollar assets, due to a decline in the value of these currencies compared to the U.S. dollar, as well as depreciation and amortization. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)

Balance, beginning of period	$46,083

Acquisitions and additions	5,515

Dispositions[1]	(1,966)

Fair value changes	1,521

Foreign currency translation	(2,091)

Total change	2,979

Balance, end of period	$49,062

1.	Includes reclassification of investment properties that are held for sale

Acquisitions and additions of $5.5 billion included the acquisition of a U.S. multifamily portfolio in the third quarter of 2015 and ongoing investment in development projects. We also recorded $1.5 billion in fair value gains during the nine-month period. Offsetting these increases is $2.1 billion of currency revaluation on non-U.S. dollar properties and $2.0 billion of dispositions and reclassifications of investment properties to assets held for sale. The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years and using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

Valuation metrics in each of our investment property classes generally reflect continuing interest rate compression, particularly in the U.S., Canada and Europe. An exception to this trend is in Brazil where macroeconomic uncertainty has resulted in higher discount rates that in turn gave rise to lower fair values for our investment properties there.

Q3 2015 INTERIM REPORT	19

The key valuation metrics of our consolidated investment properties (i.e. excluding those held within equity accounted investments such as GGP or Canary Wharf) are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT SEP. 30, 2015 AND DEC. 31, 2014	2015	2014	2015	2014	2015	2014	2015	2014

Discount rate	7.2%	7.2%	9.8%	9.2%	7.1%	8.4%	7.2%	7.6%

Terminal capitalization rate	5.9%	6.0%	7.2%	7.5%	7.2%	7.3%	6.1%	6.5%

Investment horizon (years)	10	11	10	10	8	10	10	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Renewable Energy	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$19,970	$9,061	$2,872	$2,714	$34,617

Acquisitions and additions	1,388	363	4,015	1,953	7,719

Dispositions	(245)	(1)	(67)	(146)	(459)

Depreciation	(484)	(265)	(124)	(282)	(1,155)

Foreign currency translation	(1,825)	(1,044)	(159)	(218)	(3,246)

Total change	(1,166)	(947)	3,665	1,307	2,859

Balance, end of period	$18,804	$8,114	$6,537	$4,021	$37,476

We record PP&E in our renewable energy and infrastructure operations, and hospitality properties within our property operations, using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations is carried at amortized cost.

Acquisitions and additions included $1.4 billion of purchases of hydroelectric, wind and other generation facilities within our renewable energy operations, $3.8 billion on the acquisition at a UK property resort operator, and $2.0 billion in acquisitions across four industrial asset groups in our private equity and other operations, which include industrial manufacturing facilities in the U.S. ($643 million) and natural gas production assets in western Canada ($558 million).

During the quarter we disposed of mature assets including a California wind farm and a group of hydroelectric facilities in Brazil within our renewable energy operations, which decreased PP&E by $245 million, and an electricity transmissions system in our infrastructure operations which we had reclassified from PP&E to assets held for sale in the fourth quarter of 2014.

20	BROOKFIELD ASSET MANAGEMENT

Equity Accounted Investments

Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of interests, our share of their equity accounted investments comprehensive income, including fair value changes, as well a foreign currency revaluation on non-U.S. investments. Our investments are reduced by our share of any dividends or other distributions. The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating platform for analysis purposes:

	Property
AS AT AND FOR THE NINE MONTHS ENDED SEP 30, 2015 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Energy	Infrastructure	Private Equity and Other	Total

Balance, beginning of period	$6,887	$—	$3,700	$273	$3,544	$512	$14,916

Additions	—	3,061	1,997	—	1,269	502	6,829

Dispositions	—	—	(988)	—	—	(189)	(1,177)

Share of net income (loss)	452	240	407	10	91	(26)	1,174

Share of other comprehensive income	—	—	54	—	4	54	112

Distributions received	(133)	—	(60)	(26)	(94)	(26)	(339)

Foreign currency translation and other	(10)	(29)	(153)	(18)	(793)	24	(979)

Net change	309	3,272	1,257	(34)	477	339	5,620

Balance, end of period	$7,196	$3,272	$4,957	$239	$4,021	$851	$20,536

Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.2 billion at September 30, 2015. During the first quarter we acquired an additional 28% interest in Canary Wharf for $1.6 billion, increasing our interest to 50%. We commenced equity accounting for our investment and reclassified our previous 22% interest from financial assets to equity accounted investments for an aggregate addition of $3.1 billion.

In the third quarter of 2015, we converted preferred shares in a Shanghai property group into common equity interests and commenced equity accounting for our investment, reclassifying our previously held $600 million of preferred shares from financial assets to equity accounted investments.

In the second quarter of 2015, we sold interests in nine office properties in Boston and Washington, D.C., resulting in us deconsolidating the operations and reclassifying our remaining interests to equity accounted investments.

In our infrastructure operations we acquired a 45% interest in a communications tower operator in France for approximately $1.1 billion in the first quarter of 2015.

Additions to private equity and other investments include a $365 million investment in a natural gas production business in Western Australia and additions to residential land development joint ventures. Also within these operations we acquired the remaining 50% of a property services operation we didn’t previously own which resulted us consolidating this investment.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments.

Financial Assets

Financial assets decreased by $1.8 billion compared to December 31, 2014. We reclassified the $1.3 billion carrying value of the existing investment in Canary Wharf to equity accounted investments following an increase in our investment in February 2015. We also exercised our conversion option on our $600 million of preferred shares in a Shanghai property group, converting our interest into common equity interests and commenced equity accounting for this investment in the third quarter of 2015. Additionally, we recorded a $118 million decrease in the valuation of our GGP warrants compared to year end.

Accounts Receivable and Other

Accounts receivable and other assets decreased by $1.6 billion during the first nine months, primarily due to $1.8 billion of restricted cash being disbursed during the first quarter, the majority of which was used to fund the acquisition of our 28% additional investment in Canary Wharf.

Assets held for sale

Assets held for sale at year end included approximately $2.2 billion of property assets, including office properties in Washington D.C. and multifamily holdings Maryland and Virginia, which have been sold since year end, offset by property assets designated as a held for sale since year end.

Q3 2015 INTERIM REPORT	21

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change
Corporate borrowings	$4,426	$4,075	$351
Non-recourse borrowings
Property-specific borrowings	46,428	40,364	6,064
Subsidiary borrowings	8,587	8,329	258
Non-current accounts payable and other liabilities[1]	3,852	4,354	(502)
Subsidiary equity obligations	3,356	3,541	(185)

	$66,649	$60,663	$5,986

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

Corporate borrowing increased by $351 million primarily due to the issuance of two tranches of corporate notes during the year to date, including notes with face values of $500 million due in 2025 and C$350 million due in 2026. Offsetting this, many of our other corporate borrowings are denominated in Canadian dollars, the carrying value of which have declined when translated into U.S. dollars.

Property-specific borrowings increased by $6.1 billion during the first nine months of 2015 which reflects additional borrowings relating to acquisitions, principally within our property operations where property-specific borrowings increased by $5.8 billion, reflecting the acquisition of a UK report operator and a portfolio of U.S. multifamily buildings. These acquisitions were made in private funds we sponsor and approximately $2.5 billion of the borrowings related to these acquisitions are short-term and will be repaid when fund partner capital calls are made. In our private equity operations, borrowings increased by $1.5 billion. These increases were partially offset by foreign currency translation rates, repayment of borrowings within our Brazilian residential operations and the impact of dispositions.

Subsidiary borrowings increased by $0.3 billion due to short-term facilities used to fund acquisitions in our property operations, note issuances at BIP and BREP completed since year end and the issuance of $550 million of notes at Brookfield Residential during the second quarter.

Subsidiary equity obligations are principally comprised of convertible preferred shares issued by BPY.

Equity

The following table presents the major components of the period-over-period variances in equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance, beginning of period	$20,153	$3,549	$29,545	$53,247

Net income	1,663	—	1,819	3,482
Other comprehensive loss	(1,598)	—	(2,406)	(4,004)
Shareholder distributions	(436)	—	(1,178)	(1,614)
Equity issuances, net of repurchase	923	—	1,431	2,354
Ownership changes and other	(399)	—	190	(209)

Total change	153	—	(144)	9

Balance, end of period	$20,306	$3,549	$29,401	$53,256

22	BROOKFIELD ASSET MANAGEMENT

We completed a Class A common share issuance during the second quarter of 2015 for gross proceeds of $1.2 billion and repurchased $337 million of common shares during the first nine months of the year. In addition, we recorded a decrease in common equity due to changes in our ownership interests of consolidated subsidiaries, the largest of which was a $382 million decrease recognized on the privatization of our North American residential homebuilding business during the first quarter. This loss represented the difference between the transaction value of $24.25 per share and the historical book value of non-controlling interest acquired. Virtually all of the net assets of our residential development business are carried at historical cost as opposed to fair value.

Net issuances of equity to non-controlling interest include an equity issuance at BIP with gross proceeds from third parties of $600 million, $3.0 billion of equity capital calls issued by our private funds, net of $2.3 billion of fund capital repayments and $100 million of preferred equity issued by BIP.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

Q3 2015 INTERIM REPORT	23

SUMMARY OF QUARTERLY RESULTS

Our condensed statement of operations for the eight most recent quarters are as follows:

	2015			2014				2013
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$5,056	$4,923	$4,396	$4,694	$4,659	$4,673	$4,338	$5,493

Net income to shareholders	289	645	729	1,050	734	785	541	717

Per share[1]

- diluted	$0.26	$0.62	$0.73	$1.06	$0.73	$0.79	$0.53	$0.72

- basic	0.27	0.64	0.75	1.09	0.75	0.81	0.54	0.74

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015

Summary of Quarterly Results

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties are typically strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes.

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are impacted by the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

In the third quarter of 2015 we acquired a large UK resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues and net income to shareholders by approximately $120 million and $26 million for the quarter.

In the second quarter of 2015 we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities with a resulting benefit of $314 million attributable to shareholders.

In the first quarter of 2015 we recorded a higher level of fair value changes on our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

In the second and third quarters of 2014 we also recognized a higher level of fair value changes on our property investments, particularly on consolidated office properties held by BPY and on our investment in Canary Wharf.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Revenue and net income in the fourth quarter of 2013 included $558 million of carried interest earned on the wind up of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

24	BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first nine months of 2015 and the same period in 2014 and 2013 are summarized in the following table. Dividends to the Class A Limited Voting shares (“Class A shares”) and Class B Limited Voting shares (“Class B shares”) have been adjusted to reflect a three-for-two stock split effective May 12, 2015.

	Distribution per Security
	2015	2014	2013
Class A and B shares	$0.35	$0.31	$0.29
Special distribution to Class A and B shares[1]	—	—	0.98
Class A Preferred Shares
Series 2	0.33	0.36	0.38
Series 4 + Series 7	0.33	0.36	0.38
Series 8	0.47	0.51	0.55
Series 9	0.62	0.65	0.70
Series 12[2]	—	0.33	0.99
Series 13	0.33	0.34	0.38
Series 14	1.18	1.30	1.39
Series 15	0.23	0.29	0.31
Series 17	0.78	0.81	0.87
Series 18	0.78	0.81	0.87
Series 21[3]	—	—	0.62
Series 22[4]	—	1.20	1.28
Series 24	0.88	0.93	0.99
Series 26	0.74	0.77	0.82
Series 28	0.75	0.79	0.84
Series 30	0.79	0.82	0.88
Series 32	0.74	0.77	0.82
Series 34	0.69	0.72	0.77
Series 36[5]	0.79	0.83	1.00
Series 37[6]	0.80	0.84	0.35
Series 38[7]	0.72	0.55	—
Series 40[8]	0.74	0.33	—
Series 42[9]	0.74	—	—

1.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based on IFRS values
2.	Redeemed April 7, 2014
3.	Redeemed July 2, 2013
4.	Redeemed September 30, 2014
5.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
6.	Issued June 13, 2013
7.	Issued March 13, 2014
8.	Issued June 5, 2014
9.	Issued October 8, 2014

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q3 2015 INTERIM REPORT	25

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We earn base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses attributable to shareholders arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 30. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

26	BROOKFIELD ASSET MANAGEMENT

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, realized carried interests, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains and carried interests is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 34 and 35 of our December 31, 2014 annual report.

Q3 2015 INTERIM REPORT	27

SUMMARY OF RESULTS BY OPERATING SEGMENT

Funds from Operations

The following table presents segment FFO on a year-over-year basis for comparison purposes:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	Variance

Asset management	$141	$102	$39	38%

Property	214	147	67	46%

Renewable energy	48	28	20	71%

Infrastructure	71	55	16	29%

Private equity	38	212	(174)	(82%)

Residential development	41	46	(5)	(11%)

Service activities	46	43	3	7%

Corporate activities	(98)	(69)	(29)	(42%)

	$501	$564	$(63)	(11%)

FFO for the third quarter declined by $63 million to $501 million. FFO included $88 million of realized disposition gains compared to $202 million in the 2014 quarter, representing a decrease of $114 million. FFO excluding realization gains increased by $36 million, or 14%, as a result of an overall improvement in operating results and the contribution from recently acquired assets and other growth initiatives. We estimate that the overall impact of lower currency exchange rates on FFO from non-U.S. operations was limited to a reduction of $14 million, in part due to our use of foreign currency contracts.

Asset Management: Asset management FFO increased by $39 million to $141 million in the current quarter. Fee bearing capital increased across all of our investment categories over the last twelve months, which contributed to 18% growth in fee revenues to $229 million during the quarter. Increases in private fund commitments and capital invested over the last twelve months contributed to a 20% increase in base management fees. Fee related earnings, which includes both fee revenues and all directly attributable costs, increased by 24% to $126 million. In addition, we realized $15 million of carried interest from the sale of assets.

Property: FFO from our property operations increased by $67 million to $214 million. Excluding realized disposition gains, property FFO was $158 million, compared with $136 million in the prior year quarter, and benefitted from capital deployed over the last twelve months, including our increased interest in Canary Wharf and the acquisition of a UK resort property operator and a multifamily portfolio in the U.S. FFO further benefitted from new leases in lower Manhattan and rising lease rates in our core office and retail portfolio. Positive variances were partially offset by the negative impact of foreign exchange and asset dispositions. We continue to sell interests in mature assets at attractive valuations, and recorded $56 million of disposition gains.

Renewable energy: FFO increased by $20 million during the quarter, from $28 million to $48 million. We disposed of a 102 MW wind portfolio in California and two hydroelectric assets in Brazil, generating $25 million of disposition gains. FFO excluding disposition gains was $23 million, $5 million lower than the 2014 quarter. Recently acquired facilities contributed $3 million of FFO. FFO from assets owned through both periods decreased by $8 million due primarily to an increased level of maintenance and asset optimization work during the quarter and foreign currency variation on non-U.S. operations.

Infrastructure: FFO increased by $16 million compared to the prior year quarter as the contribution from internal growth initiatives and new investments more than offset the decline in FFO from currency fluctuations. FFO from operations held through 2014 and 2015 increased by 13% on a constant currency basis for the quarter. The current quarter FFO also includes a $7 million disposition gain on the sale of a utility asset.

Private equity: FFO in our private equity operations decreased by $174 million from the prior year quarter to $38 million, as the prior year quarter included $191 million of disposition gains. Prior to disposition gains the $17 million increase in operating FFO primarily reflects the contribution from new investments as improved results from other investee companies was partially offset by lower pricing in cyclical operations and the elimination of FFO on assets previously sold.

Residential development: We generated $41 million of FFO in the current quarter. Our North American operations contributed $46 million of FFO, $13 million above the prior year quarter, which reflects our increased ownership in this business, as well as higher volumes of completed home sales, partially offset by lower margins on lot sales. These positive variances partially offset lower deliveries and margins in our Brazilian operations, which experienced a $19 million decrease in FFO.

Service activities: FFO increased by $3 million to $46 million as higher activity levels in our construction business were partially offset by negative currency variations. Our property services operations continue to experience greater volumes following our acquisition of a global integrated service company in the first quarter of 2015.

28	BROOKFIELD ASSET MANAGEMENT

Corporate activities: FFO includes investment income relating to our cash and financial assets as well as interest expense incurred on our corporate leverage and unallocated corporate costs. Corporate FFO decreased by $29 million in the current quarter, and primarily reflects the incurrence of $17 million of mark-to-market investment losses in the current quarter, compared to gains of $19 million in the prior year.

Common Equity by Segment

The following table presents segment common equity by segment compared to year-end basis for comparison purposes:

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Variance

Asset management	$321	$323	$(2)

Property	15,726	14,877	849

Renewable energy	4,018	4,882	(864)

Infrastructure	2,024	2,097	(73)

Private equity	1,117	1,050	67

Residential development	2,204	2,080	124

Service activities	1,054	1,220	(166)

Corporate activities	(6,158)	(6,376)	218

	$20,306	$20,153	$153

Common equity increased by $153 million since December 31, 2014. Net income for shareholders of $1.7 billion during the first nine months was offset by the impact of lower exchange rates, which reduced the carrying value of non-U.S. equity by $1.4 billion, shareholder dividends of $436 million, and a charge of $447 million arising from changes in ownership of subsidiaries. We issued $1.2 billion of equity in April 2015, partially offset by common share repurchases of $337 million during this period.

Approximately half of our common equity is invested outside of the U.S. and subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. In the current quarter, the U.S. dollar strengthened relative to the local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, as shown on page 12.

Significant variances in common equity on a segment basis consist of the following:

Property: Common equity by segment increased by $0.8 billion to $15.7 billion, due to the recognition of $1,521 million of fair value gains in the first nine months of 2015, of which $759 million was attributable to the company. These included gains on consolidated investment properties, offset by mark-to-market losses on BPY’s GGP warrants and gains on our investment in Canary Wharf. In addition, we also recognized $314 million ($213 million net of non-controlling interests) of fair value gains on our equity accounted investment in GGP and Canary Wharf, as well as a $464 million income tax recovery on the change of the effective tax rate in certain subsidiaries in our office operations in the second quarter of 2015 ($314 million attributable to the company). These positive variances, along with the contribution from FFO, were partially offset by currency revaluation and common and preferred unit distributions received from BPY.

Renewable energy: Common equity by segment was $4.0 billion at September 30, 2015, representing an $864 million decrease from year end. The contribution from FFO was more than offset by depreciation and amortization, negative foreign currency revaluation and distributions received.

Residential development: We completed the privatization of our North American residential development business, investing $846 million of capital. As a result of us carrying our residential inventory at historical cost, we paid a premium to book value, resulting in a $382 million charge being recorded directly to equity. Subsequent to the privatization, we received a $176 million distribution from the business. We also invested $265 million in our Brazilian residential operations, using the liquidity to repay borrowings. These increases were primarily offset by operating losses and foreign currency losses due to the depreciation of the Brazilian real relative to the U.S. dollar.

Q3 2015 INTERIM REPORT	29

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Total operating segment FFO	$501	$564	$1,578	$1,625

Gains not recorded in net income	(68)	(209)	(421)	(366)

Non-controlling interest in FFO	643	413	1,726	1,625

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	(77)	75	161	163

Fair value changes	389	637	1,572	2,348

Depreciation and amortization	(436)	(353)	(1,265)	(1,100)

Deferred income taxes	(107)	(18)	131	(785)

Net income	$845	$1,109	$3,482	$3,510

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public markets portfolios. As at September 30, 2015, fee bearing capital totalled $95 billion, of which approximately $75 billion was from clients and $20 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed perpetual capital entities with $41 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also receive incentive distributions equal to a portion of increases in partnership distributions above pre-determined hurdles.

We expect the launch of BBP will provide an attractive opportunity for investors and complement our listed property, renewable energy and infrastructure real asset strategies. We will be compensated for managing BBP through base management fees and incentive fees which will be based on increases in the market capitalization of BBP.

Private Funds: We manage approximately $36 billion of fee bearing capital through 35 private funds. Private fund capital is typically committed for ten years from the inception of a fund with two one-year extension options. Our private fund investor base consists of 320 third-party clients with an average commitment of $80 million. We earn base fees which are generally earned on both called and uncalled commitments, and are entitled to receive carried interests, which represent a portion of investment returns provided that clients receive a minimum pre-determined return.

We launched an additional $10 billion of private funds during the quarter, bringing our current fundraising target to $23 billion for five funds. We have already raised $8 billion of this capital and we hope to complete our fundraising efforts over the next 12 to 24 months.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of our equity capital in BPY, BREP and BIP along with $9.5 billion invested in private funds, of which the Corporation has committed $1.9 billion and our listed partnerships have committed the remaining $7.6 billion.

30	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates our asset management FFO into fee related earnings and realized carried interests:

FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)	2015	2014

Funds from operations

Fee related earnings	$126	$102

Carried interests, net	15	—

	$141	$102

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

Segment equity in our asset management operations was $321 million at September 30, 2015 (2014 – $323 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014

Fee Revenues

Base management fees	$192	$160

Incentive distributions	18	12

Performance fees	1	3

Transaction and advisory fees	18	19

	229	194
Direct costs and non-controlling interests	(103)	(92)

Fee related earnings	$126	$102

Fee related earnings increased by 24% for the period, primarily as a result of increases in base management fees which, in turn, resulted from higher levels of fee bearing capital.

Base management fees increased 20% compared to the third quarter of 2014. Base management fees from our listed partnerships increased by $2 million to $76 million and include $66 million of base management fees from BPY, BREP and BIP. Our private funds contributed $88 million of base fees, representing a 40% ($25 million) increase over the 2014 quarter of which $23 million of the increase relates to generated on new fund capital and $2 million are due to higher fee rates on the deployment of commitments. Base fees from our public markets activities increased by $5 million to $28 million due to higher margins on new fund capital.

We received $18 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 50% from the third quarter of 2014. The growth reflects increases in unit distributions by BIP and BREP of 10% and 7%, respectively.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. We generated $5 million of transaction fees during the quarter (2014 – $nil); advisory fees totalled $13 million (2014 – $19 million).

Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 55% for the period, compared to 53% in 2014. Direct costs and non-controlling interests increased by $11 million year-over-year due to expansion in our operations and includes $3 million of non-controlling interests in fee related earnings recorded by partially- owned entities (2014 – $2 million).

Q3 2015 INTERIM REPORT	31

Carried Interests

Accumulated unrealized carried interests totalled $626 million at September 30, 2015. We estimate direct expenses of approximately $211 million will arise on the realization of the amounts accumulated to date. Generated carried interest increased by $32 million in quarter, as strong fund performance was mostly offset by foreign currency variation on non-U.S. investments. We realized $22 million of carried interest or $15 million net of directly related costs on the sale of assets held in a property fund. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED SEP 30, 2015 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$616	$(209)	$407

In-period change
Generated	32	(9)	23

Less: realized	(22)	7	(15)

Unrealized balance, end of period	$626	$(211)	$415

The funds to which unrealized carried interest relates have a weighted average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes our fee bearing capital disaggregated by investment category:

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Securities	Total 2015	Total 2014

Property	$21,723	$19,938	$—	$41,661	$37,403

Renewable energy	10,026	2,169	—	12,195	13,049

Infrastructure	9,138	8,709	—	17,847	17,519

Private equity	—	5,500	—	5,500	2,588

Other	—	—	17,519	17,519	17,981

September 30, 2015	$40,887	$36,316	$17,519	$94,722	n/a

December 31, 2014	$42,021	$28,538	$17,981	n/a	$88,540

1.	Includes capital from the Corporation of $17.7 billion (2014 – $19.1 billion) in listed partnerships and $1.9 billion (2014 – $0.9 billion) in private funds

Listed partnership capital includes the market capitalization of our primary listed issuers: BPY, BREP, BIP, as well as Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities capital, and includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $8.0 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $3.4 billion for property funds, $2.2 billion for infrastructure funds and $1.7 billion for private equity funds, and has an average term during which it can be called of approximately three years. Private fund fee bearing capital has a remaining average term of eight years excluding extension options (10 years after including two one-year extension options) and includes approximately $3.6 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

32	BROOKFIELD ASSET MANAGEMENT

Fee bearing capital increased by $6.2 billion year to date; however decreased by $3.9 billion during the third quarter of 2015 due to lower market pricing for our listed partnerships and public markets securities. The principal changes during the last quarter and on a year-to-date basis are set out in the following table:

	Three Months Ended
FOR THE PERIODS ENDED SEP. 30, 2015 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total	Nine Months Ended Total

Balance, beginning	$44,347	$35,817	$18,484	$98,648	$88,540

Inflows	—	827	888	1,715	13,616

Outflows	—	(212)	(784)	(996)	(3,054)

Distributions	(606)	—	—	(606)	(1,558)

Market activity	(2,563)	—	(1,069)	(3,632)	(3,716)

Foreign exchange and other	(291)	(116)	—	(407)	894

Change	(3,460)	499	(965)	(3,926)	6,182

Balance, September 30, 2015	$40,887	$36,316	$17,519	$94,722	$94,722

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $17.7 billion at September 30, 2015, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY acquired an additional 28% interest in Canary Wharf in February 2015 for $1.6 billion, increasing its ownership to 50% and commenced accounting for its investment on an equity basis. BPY’s previous 22% interest was historically accounted for as a financial asset.

On October 28, 2015, subsequent to new quarter end, BPY entered into a joint venture on its mixed-use 7 million-square foot Manhattan West development project in New York City. In the transaction, BPY sold a 44% interest in the development.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 240 properties containing 114 million square feet of commercial office space. The properties are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth, among others. We also develop office properties on a selective basis and our office development assets consist of interests in 28 sites totalling approximately 30 million square feet. Of the total properties in our office portfolio, 185 properties, consisting of 86 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 172 regional malls and urban retail properties containing 154 million square feet in the United States and Brazil. Our North American retail operations are held through our 34% effective interest in GGP and a 33% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 40% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Our retail mall portfolio has a redevelopment pipeline that exceeds $600 million (on a proportionate basis). Of the total properties in our retail portfolio, 166 properties, consisting of 151 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Other Properties: We own and operate industrial, multifamily, hospitality and triple net lease properties. Our industrial portfolio consists of interests in 172 operating properties in North America and Europe, containing 47 million square feet of space. We also own and manage a land portfolio with the potential to build 45 million square feet of industrial properties. Of the total properties in our industrial portfolio, 119 properties, consisting of 27 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes over 38,800 multifamily units in the United States and Canada, while our hospitality portfolio includes 27 properties with approximately 18,000 rooms.

Q3 2015 INTERIM REPORT	33

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests:

	Funds from Operations		Common Equity by Segment
FOR THE THREE MONTHS ENDED SEP. 30 AND AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Brookfield Property Partners

Equity units[1]	$138	$129	$14,424	$13,681

Preferred shares	19	19	1,275	1,275

	157	148	15,699	14,956

Other

Property assets	8	2	536	462

Liabilities	(7)	(14)	(509)	(541)

Realized disposition gains	56	11	—	—

	$214	$147	$15,726	$14,877

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A L.P. units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment increased $67 million during the three months ended September 30, 2015. A higher level of realized disposition gains resulted in $45 million of the increase. Directly held assets contributed $8 million of FFO prior to $7 million of interest expense.

Our share of BPY’s equity unit FFO increased by 7%, benefitting from the rent commencing on new leases in our New York office portfolio, rising lease rates in our core office and retail portfolios, positive contribution from our additional interest in Canary Wharf and acquisitions including a UK resort operator and a U.S. multifamily portfolio. These positive variances were offset by the impact of lower currency exchange rates on non-U.S. operations and increased interest expense on preferred shares issued to acquire Canary Warf. Realized disposition gains in the current period reflect the disposal of 14 assets including office buildings in Toronto and Shanghai.

Brookfield Property Partners

BPY’s FFO for the third quarter of 2015 was $218 million, of which our share was $138 million. We also received an additional $19 million as dividends on preferred shares of BPY that were issued to us on its formation (2014 – $19 million).

Office Properties

BPY recorded FFO of $186 million from its office property operations in 2015 compared to $149 million 2014. BPY’s office FFO increased by $37 million primarily related to the increase in our ownership in Canary Wharf which contributed incremental FFO of $25 million as well as the commencement of new leases, primarily in downtown New York. These positive increases were partly offset by dispositions and the impact of foreign operations converted to U.S. dollars. Same-property revenues at most of our U.S. and European properties increased due to higher occupancy levels and positive leasing spreads on expiring leases.

Leasing activity within our office portfolio during the quarter consisted of 1.4 million square feet of new and renewal leases on a proportionate basis, at average in-place net rents of $30.87, which was 24% higher than expiring net rents of $24.99 per square foot. Overall core occupancy increased by 30 bps to 92.9%. We believe our overall office portfolio in-place net rents are currently 22% below market net rents.

We currently have 30 million square feet of active development projects, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, Brookfield Places in Calgary and Perth, as well as London Wall Place, Principal Place and 1 and 10 Bank Street in London and the Giroflex towers in São Paulo. These projects are 35% pre-leased in aggregate and we estimate the additional cost to complete construction is $5.4 billion, on a proportionate basis.

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, was $119 million in the third quarter of 2015 (2014 – $117 million). The $2 million increase in BPY’s FFO from retail properties is due to the benefit of lower interest expense as a result of lower average debt levels and positive same property growth as a result of increases in rental rates and higher tenant sales, largely offset by the impact of lower currency exchange rates on non-U.S. operations and a reduction in FFO from assets sold in the year.

34	BROOKFIELD ASSET MANAGEMENT

Industrial, Multifamily, Hotels and Triple Net Leased Assets

BPY owns industrial, multifamily, hotel and triple net leased property assets primarily through funds that are managed by us and their contribution to FFO increased to $46 million (2014 – $24 million), primarily due to the contribution from the acquisition of hospitality assets in the UK, multifamily portfolios in the United States and the acquisition of a triple net lease portfolio.

Corporate

BPY’s FFO from its corporate segment was a charge of $133 million for the period ended September 30, 2015 compared to a charge of $91 million in the prior year. The $42 million decrease from the 2014 quarter is attributable to an increase in interest expense on BPY’s credit facilities which have been drawn to fund growth initiatives, $29 million of interest on the $1.8 billion of preferred units issued in the fourth quarter of 2014, and additional asset management fees paid due to a higher capital base.

Common Equity by Segment

Our property segment consists largely of investments in our commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment increased by $0.8 billion to $15.7 billion (2014 – $14.9 billion) primarily due to increased property valuations as previously described on page 16. This was partially offset by foreign currency revaluation and distributions paid.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $7.6 billion at September 30, 2015, based on public pricing. BREP operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

BREP owns one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 7,284 MW of installed capacity, and long-term average annual generation of 25,766 gigawatt hours (“GWh”). This portfolio includes 207 hydroelectric generating stations on 73 river systems and 37 wind facilities, two gas and three biomass facilities, diversified across 14 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 3,000 MW diversified development pipeline.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BREP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity and renewable energy credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our equity interest in BREP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Brookfield Renewable Energy Partners[1]	$31	$38	$3,106	$3,806
Brookfield Energy Marketing	(8)	(10)	912	1,076
Realized disposition gains	25	—	—	—

	$48	$28	$4,018	$4,882

1.

Brookfield’s interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A L.P. units and 2.7 million general partnership units; together representing an economic interest of 63% of BREP

Q3 2015 INTERIM REPORT	35

Our share of BREP’s FFO excluding disposition gains decreased by $7 million to $31 million for the quarter. FFO from assets held for both periods decreased primarily due to negative foreign currency variation; however this was partially offset by FFO generated from growth initiatives over the past twelve months. We also took advantage of lower inflows in the quarter and performed the majority of our annual sustaining capital and optimization work, which resulted in an increased level of costs in the current quarter. Our energy marketing operations incurred an $8 million loss during the quarter compared to $10 million in the 2014 quarter, due to lower purchases from BREP under higher priced contracts.

Our share of BREP’s FFO also included $25 million of realized disposition gains during the quarter on the disposal of three facilities, including a 102 MW wind portfolio in California for gross cash consideration of $143 million, as well as two hydroelectric facilities totalling 12 MW of capacity in our Brazilian portfolio.

Brookfield Renewable Energy Partners

BREP’s operating results are summarized as follows:

	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations[1]
FOR THE THREE MONTHS SEP. 30 (GIGAWATT HOURS AND $MILLIONS)	2015	2014	2015	2014	2015	2014
Revenues

Hydroelectric	3,948	3,803	4,309	4,280	$257	$275

Wind energy	772	566	947	739	70	65

Other	272	14	203	46	10	2

	4,992	4,383	5,459	5,065	337	342

Direct operating costs					(142)	(132)

Interest expense and other					(107)	(112)

					88	98
Non-controlling interest					(57)	(60)

					$31	$38

1.	FFO in 2015 excludes our share of $25 million of realized disposition gains.

Generation totalled 4,992 GWh during the quarter, 9% below the long-term average of 5,459 GWh, and an increase of 609 GWh (14%) compared to the same period in the prior year on an overall basis. The contribution from growth initiatives across the portfolio was 683 GWh, whereas generation from existing assets declined slightly.

Hydroelectric generation of 3,948 GWh was 8% below the long-term average compared to 11% below the long-term average generation in 2014. Generation from hydroelectric assets held throughout both reporting periods was 3,692 GWh, which is in-line with prior year generation levels; lower inflows were experienced across the majority of our North American portfolio, whereas inflows in Brazil improved compared to the prior year. Recently acquired and commissioned facilities generated 256 GWh, in line with long-term average. These assets are held through our private funds, and according BREP’s proportionate share of this generation was 102 GWh.

Generation from the wind portfolio of 772 GWh was 18% below long-term average of 947 GWh. Our recent acquisition of a wind portfolio in Ireland and Brazil contributed 256 GWh, partly offsetting the reduced level of generation across the rest of the wind portfolio.

Revenues totalled $337 million which is in-line with the prior year quarter. Revenues from our existing hydroelectric facilities decreased by $18 million, due primarily to below average generation in North America and negative currency translation for Brazilian operations revenues. Recently acquired and commissioned facilities contributed $28 million of revenue. Wind energy revenues increased by $5 million primarily due to the contribution from growth in our portfolios. These positive variances were partially offset by the elimination of revenues following the disposal of assets. The average total operating revenue per megawatt hour (“MWh”) of $60 decreased by $10 per MWh from the prior year, largely due to the impact of currency exchange rates on Canadian and Brazilian revenue.

Direct operating costs increased by $10 million quarter-over-quarter, primarily due to increased maintenance work performed in the current quarter and costs related to recently acquired and developed facilities, partially offset by lower currency exchange rates for non-U.S. operations. Interest expense and other costs decreased by $5 million to $107 million during the three months ended September 30, 2015 due to higher miscellaneous income.

The proportion of FFO attributable to non-controlling interests increased from 61% to 65% primarily due to the majority of new facilities being acquired by our private funds in which we have a lower indirect equity interest.

36	BROOKFIELD ASSET MANAGEMENT

Brookfield Energy Marketing

The lower volume of power purchases, together with modest improvement in pricing, resulted in the FFO deficit decreased to $8 million from $10 million in the 2014 quarter. BEMI purchased approximately 1,476 GWh (2014 – 1,633 GWh) of electricity from BREP during the third quarter of 2015 at an average price of $69 per MWh (2014 – $70 per MWh) and sold this power at an average price, including ancillary revenues, of $62 per MWh (2014 – $64 per MWh). While wholesale prices for energy and capacity continue to trend higher, pricing has not yet reached our contracted level. Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $17 million (2014 – $23 million) and increased average realized prices by $12 per MWh (2014 – $14 per MWh). Approximately 526 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $79 per MWh (2014 – $89 per MWh). The decline in the price was due to lower exchange rates in Canada. The balance of approximately 950 GWh was sold in the short-term market at an average price of $52 per MWh, including ancillary revenues (2014 – $52 per MWh).

Common Equity by Segment

Segment equity in our renewable energy operations was $4.0 billion at September 30, 2015 (December 31, 2014 – $4.9 billion). The decrease since year end was primarily due to the impact of foreign currency translation, depreciation and amortization, and cash distributions received, partially offset by the contribution from FFO.

Common equity by segment primarily represents our net investment in the property, plant and equipment deployed in our generation facilities. We record our renewable energy PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 29% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.5 billion at September 30, 2015, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP and our directly held sustainable resources operations to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Brookfield Infrastructure Partners[1]	$57	$47	$1,470	$1,390

Sustainable resources	7	8	554	707

Realized disposition gains	7	—	—	—

	$71	$55	$2,024	$2,097

1.	Brookfield’s interest in BIP consist of 66.8 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 29% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America, Europe and Australia. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Q3 2015 INTERIM REPORT	37

Communications infrastructure: consists of a communication tower infrastructure operation located in Europe that provides essential services and critical infrastructure to the media broadcasting and telecom sectors. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

BIP recorded $210 million of FFO in the third quarter of 2015 ($57 million at our share), an increase of $32 million over the 2014 quarter ($10 million at our share) as the contribution from internal growth initiatives and from new investments was partially offset by the impact of foreign exchange on non-U.S. operations FFO.

FFO from utilities operations was $99 million ($29 million at our share), reflecting an increase of $6 million over the prior year quarter, due to higher connections activity at our UK regulated distribution business, inflation indexation, and commissioning of capital projects into rate base, partially offset by the impact of foreign exchange.

Transport FFO increased slightly to $103 million ($30 million at our share) during the quarter, primarily due to full quarter contribution from our investment in our Brazilian rail operation, which was acquired during the third quarter of 2014. FFO also benefitted from higher volumes and rates at our Australian rail operations, inflationary tariff increases at our South American toll roads, and volume growth at our North American container terminal, all of which were partially offset by the impact of foreign exchange.

Energy FFO increased by $9 million to $19 million ($6 million at our share). The acquisition of new systems and expansion of existing systems in our North American district energy business increased FFO by $5 million. FFO also benefitted from higher transportation volumes from our North American energy distribution business.

We acquired our inaugural investment in our communications operations in the first quarter of 2015 which generated $20 million of FFO during the quarter ($6 million at our share).

BIP’s corporate operations FFO decreased by $4 million to a deficit of $31 million ($9 million at share), primarily due to increased fees paid on a higher level of capitalization and distributions, as well as increased interest expense due to additional debt levels utilized to fund new investments.

Sustainable Resources

Sustainable resources FFO of $7 million was $1 million lower than the prior year as the benefit of improved volumes and pricing environment at our northeastern U.S. and Canadian timberlands was offset by the impact of foreign exchange. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Segment equity in our Infrastructure operations was $2.0 billion at September 30, 2015 (December 31, 2014 – $2.1 billion). We acquired an additional 8.1 million limited partnership units in BIP for $350 million in April 2015, which was offset by foreign currency revaluation and $152 million of distributions paid to us.

Segment equity primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. We elect to fair value our infrastructure PP&E which represent the majority of assets in the segment, and revalue PP&E on an annual basis. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable energy segments, and revaluation items are typically only recorded at year end.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $6.1 billion, as well as direct investments in several private companies and public companies.

We recently announced the formation and spin-off to shareholders of a portion of a listed issuer called Brookfield Business Partnership, L.P. (“BBP” or “Brookfield Business Partners”). BBP will be the primary platform through which we will own and operate our industrial and services businesses. The investments to be seeded in BBP include the majority of our investments in our private equity funds as well as our service activities operations. We plan to distribute a 35% interest in BBP as a special dividend to shareholders that will amount to approximately $500 million or $0.50 per common share.

Our industrial operations and other investments include 17 portfolio companies in a diverse range of industries. Our average investment is $66 million, excluding our largest single investment of $336 million based on IFRS values. We concentrate our investing activities on businesses with tangible assets and cash flow streams.

Our largest direct investment is a 41% interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at September 30, 2015 was approximately $502 million based on market prices, compared to our carrying value of $223 million. On March 31, 2015, we completed the merger of Norbord and Ainsworth Lumber Co. Ltd. (“Ainsworth”), resulting in a net ownership of 34.9 million common shares of the combined company.

38	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Brookfield Capital Partners

Industrial operations	$24	$12	$642	$342

Norbord	7	5	223	189

Other investments	7	(1)	252	519

Western Forest Products	—	5	—	—

Realized disposition gains	—	191	—	—

	$38	$212	$1,117	$1,050

Our industrial operations contributed $24 million of FFO, representing a $12 million increase from the 2014 quarter due to the contribution from new investments partially offset by a decline in industrial pricing in certain cyclical investments. Our share of Norbord’s FFO increased by $2 million as cost savings from the Ainsworth merger were partially offset by a 6% decline in North American oriented strand board prices. The prior year included $5 million of FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in the second half of 2014.

Realized disposition gains in the prior year quarter amounted to $191 million and relate to the above-mentioned disposition of, our investments in Western Forest Products.

Segment equity in our private equity operations was $1.1 billion at September 30, 2015 (December 31, 2014 – $1.1 billion) and consists of a diverse range of opportunistic investments. Most of the operations within our private equity segment are held at amortized cost, with depreciation recorded on a quarterly basis.

RESIDENTIAL DEVELOPMENT

On March 13, 2015 we completed the privatization of our North American residential development business and now own 100% of the company. We are active in 10 principal markets in Canada and the U.S., and control over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Residential

North America	$46	$33	$1,275	$1,135

Brazil and other	(5)	13	929	945

	$41	$46	$2,204	$2,080

North American FFO increased as higher sales volumes in the U.S. were partially offset by decreases to the average selling price of homes and land in Canada and the U.S. Overall gross margins for land and housing were 27% for the quarter. The average home selling price decreased 3% to $500,000 compared to $516,000 for the same period in 2014, primarily due to changes in product mix. Single family lot sales increased to 441 lots from 368 lots in the third quarter of 2014. The average lot selling price decreased 23% to $114,000, compared to $148,000 for the same period in 2014. We have 28 active land communities and 59 active housing communities, up from 25 and 55 in 2014, respectively.

Q3 2015 INTERIM REPORT	39

We delivered 5 projects in our Brazilian operations during 2015, recognizing $129 million of revenue. Our Brazilian residential development operations have been affected by weaker market fundamentals, which has resulted in a slowdown in construction and project launches.

Segment equity in our residential development operations was $2.2 billion at September 30, 2015 (December 31, 2014 – $2.1 billion) and is invested primarily in residential development inventory. We invested $265 million of additional capital during the year to reduce leverage and achieve a better cost of capital within our Brazilian operations. This was offset in part by currency revaluation. We record this inventory at the lower of cost and net realizable value, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Service activities

Construction	$29	$24	$751	$914

Property services	17	19	303	306

	$46	$43	$1,054	$1,220

We recognized $29 million of construction FFO during the third quarter of 2015, representing an increase of $5 million from the prior year. FFO increased due to significant growth in our Australian and the Middle East operations; however operating margins decreased to 5.6% from 7.2% as this margin varies depending on the nature of the projects undertaken. Work in hand continued to grow and was $6.6 billion at the end of September 30, 2015 (Dec. 31, 2014 – $6.4 billion) and consists of 91 projects with an average project life of three years, of which 1.5 years are remaining.

Property services include property and facilities management, leasing and project management and a range of real estate services. The decrease in FFO was due to reduced activity and sales volumes in our U.S. operations and the impact of lower currency values for the Australian and Canadian dollars. These negative variances were partially offset by our increased ownership interests in our integrated facilities management business.

Segment equity in our Service activities was $1.1 billion at September 30, 2015 (December 31, 2014 – $1.2 billion) and consists primarily of goodwill acquired through business combinations and working capital. We do not fair value these operations under IFRS.

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Segment equity was a net liability of $6.2 billion at September 30, 2015 (December 31, 2014 – $6.4 billion) and consists primarily of corporate borrowings, preferred equity, net working capital and our portfolio of cash and financial assets. Corporate borrowings are generally at fixed rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity is not revalued under IFRS. Our portfolio of cash and financial assets is generally recorded at fair value through net income, unless the underlying financial investments are classified as available-for-sale securities, and are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.

40	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Cash and financial assets, net	$(17)	$19	$1,173	$897

Corporate and subsidiary borrowings	(56)	(58)	(4,426)	(4,075)

Preferred equity[1]	—	—	(3,549)	(3,549)

Corporate costs and taxes/net working capital	(25)	(30)	644	351

	$(98)	$(69)	$(6,158)	$(6,376)

1.	FFO excludes preferred share distributions of $32 million (2014 – $41 million)

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist in $1,569 million of cash and financial assets, and include $415 million of capital which was syndicated to co-investors in private funds after quarter end. Our financial assets are partially offset by $685 million (2014 – $300 million) of deposits and other liabilities.

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO in our cash and financial asset portfolio decreased by $36 million, to a deficit of $17 million as a result of mark-to-market losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $583 million (2014 – $567 million). Net working capital also includes a $680 million loan receivable from BPY (2014 – $570 million).

Q3 2015 INTERIM REPORT	41

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a consolidated, corporate (i.e., deconsolidated), and proportionally consolidated basis:

	Consolidated[1]		Corporate		Proportionate
AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014	2015[1]	2014[1]

Corporate borrowings	$4,426	$4,075	$4,426	$4,075	$4,426	$4,075

Non-recourse borrowings

Property-specific mortgages	46,731	41,674	—	—	26,471	23,555

Subsidiary borrowings	8,587	8,329	—	—	5,470	5,174

	59,744	54,078	4,426	4,075	36,367	32,804

Accounts payable and other	11,295	10,474	1,829	1,158	8,633	6,945

Deferred tax liabilities	7,763	8,140	78	50	4,541	4,781

Subsidiary equity obligations	3,356	3,541	—	—	1,902	2,149

Equity

Non-controlling interests	29,401	29,545	—	—	—	—

Preferred equity	3,549	3,549	3,549	3,549	3,549	3,549

Common equity	20,306	20,153	20,306	20,153	20,306	20,153

	53,256	53,247	23,855	23,702	23,855	23,702

Total capitalization	$135,414	$129,480	$30,188	$28,985	$75,298	$70,381

1.	Includes liabilities associated with assets held for sale

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially-owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.

Consolidated borrowings increased by approximately $5.7 billion since year end due primarily to the increase from debt associated with newly acquired assets, including the acquisition of a UK resort operator and U.S. multifamily portfolio in the third quarter of 2015, which increased property specific borrowings by $3.6 billion and $2.6 billion respectively. These increases were partially offset by the impact of lower currency exchange rate on non-U.S. borrowings and the elimination of debt associated with assets, sold during the first nine months.

Consolidated debt is discussed further on page 44.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $351 million compared to December 31, 2014, as we issued $500 million of 10-year notes during the first quarter and issued an additional $280 million (C$350 million principal value) of 11-year notes in the third quarter. These increases were partially offset by a $441 million reduction in the value of our Canadian dollar term debt, due to a lower Canadian dollar value relative to the U.S. dollar. We also repaid $11 million on our corporate revolving facilities during the first nine months of 2015.

Common and preferred equity totals $23.9 billion (2014 – $23.7 billion) and represents approximately 79% of our corporate capitalization. In April 2015, we issued $1.2 billion Class A limited voting shares, and have acquired $337 million of Class A limited voting shares through our normal course issuer bid year to date. Subsequent to quarter end on October 2, 2015, we issued C$250 million of rate-reset preferred shares.

Corporate borrowings are further described on page 44.

42	BROOKFIELD ASSET MANAGEMENT

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financing that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since December 31, 2014 as a result of our increased ownership of Canary Wharf, the acquisition of a communications infrastructure investment within our infrastructure portfolio, as well as property investments completed including a UK resort operator and a U.S. multifamily portfolio.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis:

	Consolidated		Corporate
AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Financial assets

Government bonds	$115	$97	$94	$61

Corporate bonds and other	1,108	1,170	192	186

Preferred shares	21	626	15	17

Common shares and warrants	1,983	3,465	394	344

Loans receivable/deposits	1,304	927	573	47

Total financial assets	4,531	6,285	1,268	655

Cash and cash equivalents	3,057	3,160	590	542

	$7,588	$9,445	$1,858	$1,197

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. Consolidated common share investments decreased compared to year end as BPY’s common share investment in Canary Wharf, carried at $1.3 billion, is now included within equity accounted investments following our acquisition of an additional 28% interest in Canary Wharf. Consolidated preferred shares decreased by $600 million following the conversion of our Shanghai property preferred shares into common equity units and the commencement of equity accounting.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $82 million of insurance liabilities that are included in net working capital within our corporate segment.

Loans receivable excludes $680 million extended under our facility with BPY, which is included as a receivable within net working capital in our corporate activities segment. Included in loans receivable are $415 million of fund investments that were syndicated to co-investors in private funds subsequent to quarter end.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2014 – $800 million). The carrying value of these derivative instruments reflected in our financial statements at September 30, 2015 was a liability of $6 million (2014 – $9 million).

Q3 2015 INTERIM REPORT	43

Corporate Borrowings

Corporate borrowings at September 30, 2015 included term debt of $3.9 billion (December 31, 2014 – $3.5 billion) and $535 million (December 31, 2014 – $574 million) of commercial paper and bank borrowings pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.6 billion have a five-year term, $25 million have a four-year term and the remaining $275 million have a three-year term. As at September 30, 2015, $109 million (December 31, 2014 – $137 million) from the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from September 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt has an average term of eight years (December 31, 2014 – nine years). The average interest rate on our corporate term debt was 5.0% at September 30, 2015 (December 31, 2014 – 5.2%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT SEP. 30, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Property	4	5	$31,316	$25,543

Renewable energy	10	10	5,729	5,991

Infrastructure	9	10	6,254	6,520

Residential development	1	1	664	1,531

Private equity and other	3	3	2,465	779

Total	6	6	$46,428	$40,364

Property-specific borrowings increased compared to year end as a result of financings associated with, or debt assumed on, acquisitions. The largest acquisitions came in our property segment where we acquired a UK resort operator and a portfolio of multifamily buildings in the U.S. during the third quarter, which increased borrowings by $3.6 billion and $2.6 billion respectively. In our private equity operations we acquired two industrial manufacturing operations and a specialty metals producer. Property specific borrowings at September 30, 2015 includes approximately $2.5 billion of temporary borrowings that will be paid down upon calling of partner capital within our private funds. These increases were partially offset by the impact of lower currency exchange rates on non-U.S. dollar debt. We also continue to reduce the amount of leverage at our Brazilian residential operations in line with the lower level of activity. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the lower currency exchange rates relative to the U.S. dollar resulted in an overall decline in the carrying value of our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially-owned subsidiaries.

	Average Term		Consolidated
AS AT SEP. 30, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Subsidiary borrowings

Property	1	2	$3,508	$4,025

Renewable energy	6	6	1,887	1,687

Infrastructure	4	4	952	719

Residential development	7	7	1,594	1,076

Private equity and other	3	2	646	822

Total	4	4	$8,587	$8,329

Subsidiary borrowings generally have no recourse to the company. Borrowing increased due to $550 million of notes issued at Brookfield Residential during the second quarter and note issuances at BIP and BREP during the first quarter. These increases were partially offset by the lower translated value of non-U.S. dollar borrowings, and the use of liquidity to reduce short-term debt.

44	BROOKFIELD ASSET MANAGEMENT

Subsidiary Equity Obligations

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Limited life funds and redeemable fund units	$1,286	$1,423

Subsidiary preferred shares	521	583

Subsidiary preferred equity units	1,549	1,535

	$3,356	$3,541

Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in 2014 in three $600 million branches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability is carried at $1,545 million. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Floating rate	1.87%	2.11%	$480	$480

Fixed rate	4.82%	4.82%	753	753

Fixed rate-reset	4.59%	4.59%	2,316	2,316

	4.27%	4.31%	$3,549	$3,549

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2015 was 255 basis points.

On October 2, 2015 we issued an additional C$250 million of rate-reset preferred shares with an initial coupon yielding 5.0% annually.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investor interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Brookfield Property Partners L.P.	$14,779	$14,618

Brookfield Renewable Energy Partners L.P.	4,725	5,075

Brookfield Infrastructure Partners L.P.	4,835	4,932

Other participating interests

Private equity operations	1,609	1,359

Residential development operations	53	602

Other	3,400	2,959

	$29,401	$29,545

Non-controlling interests at our residential development operations decreased following the privatization of our North American land development company.

Q3 2015 INTERIM REPORT	45

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A shares and Class B shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014[1]	2015	2014[1]
Outstanding at beginning of period	960.3	924.7	928.2	923.2

Issued (repurchased)

Issuances	—	—	32.9	—

Repurchases	(4.1)	—	(9.0)	(1.9)

Long-term share ownership plans[2]	0.8	2.1	4.8	5.3

Dividend reinvestment plan	0.1	—	0.2	0.2

Outstanding at end of period	957.1	926.8	957.1	926.8

Unexercised options[3]	52.8	55.1	52.8	55.1

Total diluted shares at end of period	1,009.9	981.9	1,009.9	981.9

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015
2.	Includes management share option plan and restricted stock plan
3.	Includes management share option plan and escrowed stock plan

In April 2015, the company completed the issuance of 30.8 million Class A shares at a net price of $35.84 per Class A share, under a public offering and concurrently completed a private placement of 2.1 million Class A shares at the same price. The aggregate gross proceeds from these issuances total approximately $1.225 billion.

We purchased 4.1 million Class A shares during the third quarter of 2015 for $133 million, of which 2.9 million shares ($96 million) are in respect of long-term share employee ownership programs. During the first six months of 2015, we purchased 4.9 million Class A shares for $180 million in respect of long-term share employee ownership programs.

The company holds 23.8 million Class A shares (December 31, 2014 – 16.2 million) purchased in consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 3.7 million (December 31, 2014 – 4.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2015 and December 31, 2014, resulting in a net reduction of 20.1 million (December 31, 2014 – 11.9 million) diluted shares outstanding.

The cash value of unexercised options is $958 million (December 31, 2014 – $906 million) based on the proceeds that would be received on exercise of the options.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

As of November 11, 2015, the Corporation had outstanding 956,496,382 Class A shares and 85,120 Class B shares.

46	BROOKFIELD ASSET MANAGEMENT

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Net income	$289	$734	$1,663	$2,060

Preferred share dividends	(32)	(41)	(100)	(117)

	257	693	1,563	1,943

Capital securities dividends[1]	—	—	—	2

Net income available for shareholders	$257	$693	$1,563	$1,945

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014[2]	2015	2014[2]
Weighted average shares	958.7	925.4	946.7	924.2

Dilutive effect of the conversion of options and escrowed shares using treasury stock method[3]	25.0	24.5	28.0	22.7

Dilutive effect of the conversion of capital securities[1,2,4]	—	—	—	2.5

Shares and share equivalents	983.7	949.9	974.7	949.4

1.	The Series 12 shares were redeemed on April 6, 2014
2.	Adjusted to reflect three-for-two stock split effective May 12, 2015
3.	Includes Management Share Option Plan and Escrowed Stock Plan
4.	The number of shares is based on 95% of the quoted market price at period end

Q3 2015 INTERIM REPORT	47

LIQUIDITY

Overview

As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at September 30, 2015, core liquidity at the corporate level was $2.5 billion, consisting of $1.2 billion in net cash and financial assets and $1.3 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP and BIP, and was $3.1 billion at the end of the period. The decrease in core liquidity between December 31, 2014 and September 30, 2015 was principally due to $1.8 billion of the deposits held by BPY, which were primarily utilized in the acquisition of our additional interest in Canary Wharf. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2015	2014	2015	2014	2015	2014
Cash and financial assets, net	$1,173	$897	$813	$2,340	$1,986	$3,237

Undrawn committed credit facilities	1,286	1,254	2,281	2,425	3,567	3,679

	$2,459	$2,151	$3,094	$4,765	$5,553	$6,916

In addition to our $5.6 million of liquidity, we have uninvested third-party capital commitments to our private funds totaling $8.0 billion at September 30, 2015 (December 31, 2014 – $6.9 billion) for qualifying investments.

We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio:

AS AT SEP. 30, 2015 (MILLIONS, EXCEPT PER UNIT INFORMATION)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.06	$11,636[3]	$588[3]

Brookfield Renewable Energy Partners	172.3	1.66	4,737	286

Brookfield Infrastructure Partners	68.1	2.12	2,503	144

Norbord	34.9	0.80	502	11

Acadian Timber Corp.	7.5	0.92	113	5

			$19,491	$1,034

1.	Based on current annual distribution policies
2.	Quoted value using September 30, 2015 public pricing
3.	Quoted value includes $1,275 million of preferred shares and distributions includes $76 million of preferred distributions

48	BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Operating activities	$985	$319	$2,101	$1,331

Financing activities	5,385	2,051	7,170	2,839

Investing activities	(6,054)	(2,866)	(9,119)	(4,470)

Increase in cash and cash equivalents	$316	$(496)	$152	$(300)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. We also deduct “other income and gains” from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an outflow of $73 million in the third quarter of 2015 (2014 – inflow of $159 million) and an outlay of $130 million thus far in 2015 (2014 – $21 million). Cash flow prior to non-cash working capital and residential inventory was $0.8 billion during the third quarter and $2.2 billion year to date in 2015, compared to $0.6 billion or $2.2 billion, respectively, in 2014.

Financing Activities

Our subsidiaries issued $7.0 billion (2014 – $4.2 billion) of property-specific and subsidiary borrowings during the quarter, with the largest issuances relating to acquisitions in our property operations where we raised $4.3 billion in debt to fund our purchase of a large UK resort operator and a portfolio of multifamily properties in the U.S. of which $2.5 billion related to short-term financing prior to calling equity from our institutional partners. We raised $1.2 billion of capital from subsidiary investor interests (2014 – $1.6 billion), primarily relating to capital calls in private funds we manage, which was used for acquisitions in these funds. We returned and distributed $1.1 billion to private fund and other investors, compared with $0.9 billion in the prior year quarter. On a year-to-date basis financing activities generated $7.2 billion compared with the $2.8 billion generated in 2014. In the comparative period we issued debt to partially fund the privatization of our office property subsidiary.

Investing Activities

We invested $7.3 billion during the quarter, both in acquiring assets and continuing to develop internal projects, including the acquisition of a UK resort operator and a U.S. multifamily portfolio in a property fund for $4.4 billion and industrial investments in North America in a private equity fund for $0.8 billion. On a year-to-date basis we invested $16.1 billion in assets, up from $10.5 billion in 2014, as we continue to expand our operations and deploy capital for our fund partners. Disposals of assets were $5.3 billion, compared to $6.1 billion in 2014 when we disposed of some large office properties and a large distressed debt investment.

Q3 2015 INTERIM REPORT	49

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The standard applies retrospectively and is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

50	BROOKFIELD ASSET MANAGEMENT

•

The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•

The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

BUSINESS ENVIRONMENT AND RISKS

Governmental Investigations and Anti-Bribery and Corruption – Update

The increased global focus on anti-bribery and corruption enforcement may lead to more governmental investigations, audits and inquiries, both formal and informal in this area, the results of which cannot be predicted. For example, in 2012 we were notified by the SEC that it was conducting an anti-bribery and corruption investigation related to a Brazilian subsidiary of ours that allegedly made payments to certain third parties in Brazil and those payments were, in turn, allegedly used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. The U.S. Department of Justice (“DOJ”) opened an investigation in 2013. A civil action against our Brazilian subsidiary by a public prosecutor in Brazil has been ongoing since 2012. All involved have denied the allegations. The SEC and DOJ sought information from us and we cooperated with both authorities in this regard. In 2012, a leading international law firm conducted an independent investigation into the allegations, and based on the results of that investigation we have no reason to believe that our Brazilian subsidiary or its employees engaged in any wrongdoing. In June 2015 the SEC staff informed us in writing that it concluded its investigation and, based on the information it has to date, does not intend to recommend an enforcement action against us. We hope to resolve any remaining outstanding matters in due course and do not expect that any legal outcome will be financially material to the company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q3 2015 INTERIM REPORT	51

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Sep. 30, 2015	Dec. 31, 2014
Assets

Cash and cash equivalents		$3,057	$3,160

Other financial assets	5,6	4,531	6,285

Accounts receivable and other	6	7,227	8,845

Inventory	6	5,289	5,620

Assets classified as held for sale	7	881	2,807

Equity accounted investments		20,536	14,916

Investment properties		49,062	46,083

Property, plant and equipment	8	37,476	34,617

Intangible assets		4,480	4,327

Goodwill		1,473	1,406

Deferred income tax assets		1,402	1,414

Total Assets		$135,414	$129,480

Liabilities and Equity

Accounts payable and other	6	$11,293	$10,408

Liabilities associated with assets classified as held for sale	7	305	1,419

Corporate borrowings		4,426	4,075

Non-recourse borrowings

Property-specific mortgages	6	46,428	40,364

Subsidiary borrowings	6	8,587	8,329

Deferred income tax liabilities		7,763	8,097

Subsidiary equity obligations		3,356	3,541

Equity

Preferred equity	9	3,549	3,549

Non-controlling interests		29,401	29,545

Common equity	9	20,306	20,153

Total equity		53,256	53,247

Total Liabilities and Equity		$135,414	$129,480

52	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2015	2014	2015	2014

Revenues		$5,056	$4,659	$14,375	$13,670

Direct costs		(3,740)	(3,467)	(10,341)	(9,686)

Other income and gains (losses)		133	(7)	145	190

Equity accounted income		304	350	1,174	969

Expenses

Interest		(691)	(645)	(2,117)	(1,910)

Corporate costs		(25)	(27)	(83)	(93)

Fair value changes	10	389	637	1,572	2,348

Depreciation and amortization		(436)	(353)	(1,265)	(1,100)

Income taxes		(145)	(38)	22	(878)

Net income		$845	$1,109	$3,482	$3,510

Net income attributable to:

Shareholders		$289	$734	$1,663	$2,060

Non-controlling interests		556	375	1,819	1,450

		$845	$1,109	$3,482	$3,510

Net income per share:

Diluted	9	$0.26	$0.73	$1.60	$2.05

Basic	9	$0.27	$0.75	$1.65	$2.10

Q3 2015 INTERIM REPORT	53

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Net income	$845	$1,109	$3,482	$3,510

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(158)	(81)	(82)	(292)

Available-for-sale securities	(327)	(66)	(428)	41

Equity accounted investments	23	(176)	112	(205)

Foreign currency translation	(2,106)	(1,116)	(3,627)	(612)

Income taxes	(18)	(51)	(44)	56

	(2,586)	(1,490)	(4,069)	(1,012)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	(2)	5	49	15

Revaluation of pension obligations	15	(5)	19	(10)

Equity accounted investments	—	(73)	—	(80)

Income taxes	1	11	(3)	12

	14	(62)	65	(63)

Other comprehensive loss	(2,572)	(1,552)	(4,004)	(1,075)

Comprehensive (loss) income	$(1,727)	$(443)	$(522)	$2,435

Attributable to:

Shareholders

Net income	$289	$734	$1,663	$2,060

Other comprehensive loss	(1,219)	(733)	(1,598)	(432)

Comprehensive (loss) income	$(930)	$1	$65	$1,628

Non-controlling interests

Net income	$556	$375	$1,819	$1,450

Other comprehensive loss	(1,353)	(819)	(2,406)	(643)

Comprehensive (loss) income	$(797)	$(444)	$(587)	$807

54	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022

Changes in period

Net income	—	—	289	—	—	—	—	289	—	556	845

Other comprehensive income (loss)	—	—	—	—	1	(936)	(284)	(1,219)	—	(1,353)	(2,572)

Comprehensive income (loss)	—	—	289	—	1	(936)	(284)	(930)	—	(797)	(1,727)

Shareholder distributions

Common equity	—	—	(115)	—	—	—	—	(115)	—	—	(115)

Preferred equity	—	—	(32)	—	—	—	—	(32)	—	—	(32)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(479)	(479)

Other items
Equity issuances, net of redemptions	—	(4)	(115)	—	—	—	—	(119)	—	572	453
Share-based compensation	—	20	1	—	—	—	—	21	—	2	23
Ownership changes	—	—	10	17	(5)	(3)	(5)	14	—	97	111

Total change in period	—	16	38	17	(4)	(939)	(289)	(1,161)	—	(605)	(1,766)

Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at June 30, 2014	$2,938	$187	$8,288	$1,881	$5,061	$508	$(277)	$18,586	$3,553	$27,037	$49,176

Changes in period

Net income	—	—	734	—	—	—	—	734	—	375	1,109

Other comprehensive income (loss)	—	—	—	—	3	(516)	(220)	(733)	—	(819)	(1,552)

Comprehensive income (loss)	—	—	734	—	3	(516)	(220)	1	—	(444)	(443)

Shareholder distributions

Common equity	—	—	(99)	—	—	—	—	(99)	—	—	(99)

Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(356)	(356)

Other items

Equity issuances, net of redemptions	37	—	5	—	—	—	—	42	(273)	1,022	791

Share-based compensation	—	16	(2)	—	—	—	—	14	—	2	16

Ownership changes	—	—	—	(53)	—	—	—	(53)	—	(58)	(111)

Total change in period	37	16	597	(53)	3	(516)	(220)	(136)	(273)	166	(243)

Balance as at September 30, 2014	$2,975	$203	$8,885	$1,828	$5,064	$(8)	$(497)	$18,450	$3,280	$27,203	$48,933

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q3 2015 INTERIM REPORT	55

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

Changes in period

Net income	—	—	1,663	—	—	—	—	1,663	—	1,819	3,482

Other comprehensive income (loss)	—	—	—	—	30	(1,400)	(228)	(1,598)	—	(2,406)	(4,004)

Comprehensive income (loss)	—	—	1,663	—	30	(1,400)	(228)	65	—	(587)	(522)

Shareholder distributions

Common equity	—	—	(336)	—	—	—	—	(336)	—	—	(336)

Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,178)	(1,178)

Other items

Equity issuances, net of redemptions	1,247	(15)	(309)	—	—	—	—	923	—	1,431	2,354

Share-based compensation	—	50	(2)	—	—	—	—	48	—	32	80

Ownership changes	—	—	10	(420)	6	(41)	(2)	(447)	—	158	(289)

Total change in period	1,247	35	926	(420)	36	(1,441)	(230)	153	—	(144)	9

Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

Changes in period

Net income	—	—	2,060	—	—	—	—	2,060	—	1,450	3,510

Other comprehensive income (loss)	—	—	—	—	12	(201)	(243)	(432)	—	(643)	(1,075)

Comprehensive income (loss)	—	—	2,060	—	12	(201)	(243)	1,628	—	807	2,435

Shareholder distributions

Common equity	—	—	(289)	—	—	—	—	(289)	—	—	(289)

Preferred equity	—	—	(117)	—	—	—	—	(117)	—	—	(117)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,259)	(1,259)

Other items

Equity issuances, net of redemptions	76	—	(52)	—	—	—	—	24	182	1,143	1,349

Share-based compensation	—	44	(6)	—	—	—	—	38	—	12	50

Ownership changes	—	—	130	(526)	(113)	3	(109)	(615)	—	(147)	(762)

Total change in period	76	44	1,726	(526)	(101)	(198)	(352)	669	182	556	1,407

Balance as at September 30, 2014	$2,975	$203	$8,885	$1,828	$5,064	$(8)	$(497)	$18,450	$3,280	$27,203	$48,933

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

56	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014

Operating activities
Net income	$845	$1,109	$3,482	$3,510
Other income and (gains) losses	(133)	7	(145)	(190)
Share of undistributed equity accounted earnings	(98)	(207)	(739)	(642)
Fair value changes	(389)	(637)	(1,572)	(2,348)
Depreciation and amortization	436	353	1,265	1,100
Deferred income taxes	107	18	(131)	785
Investments in residential inventory	(73)	159	(130)	(21)
Net change in non-cash working capital balances	290	(483)	71	(863)

	985	319	2,101	1,331

Financing activities
Corporate borrowings issued	280	—	776	454
Commercial paper and bank borrowings, net	504	(140)	(11)	16
Property-specific mortgages issued	6,154	2,757	9,633	7,568
Property-specific mortgages repaid	(1,544)	(2,131)	(4,686)	(7,171)
Other debt of subsidiaries issued	805	1,411	5,108	4,247
Other debt of subsidiaries repaid	(641)	(151)	(4,338)	(1,872)
Capital provided by interests of others in consolidated funds	21	23	36	114
Capital repaid to interests of others in consolidated funds	(19)	(14)	(80)	(201)
Capital provided from non-controlling interests	1,162	1,611	3,718	4,017
Capital paid to non-controlling interests	(590)	(589)	(2,287)	(2,874)
Preferred equity issuances	—	—	—	443
Preferred equity redemption	—	(268)	—	(268)
Common shares issued	12	38	1,252	84
Common shares repurchased	(133)	—	(337)	(53)
Distributions to non-controlling interests	(479)	(356)	(1,178)	(1,259)
Distributions to shareholders	(147)	(140)	(436)	(406)

	5,385	2,051	7,170	2,839

Investing activities
Acquisitions
Investment properties	(744)	(430)	(2,214)	(1,908)
Property, plant and equipment	(295)	(388)	(760)	(975)
Equity accounted investments	(281)	(1,363)	(3,649)	(1,718)
Other financial assets	(619)	(882)	(2,405)	(3,065)
Acquisition of subsidiaries	(5,406)	(1,050)	(7,041)	(2,853)
Dispositions and return of capital
Investment properties	303	698	1,690	2,048
Property, plant and equipment	60	14	147	344
Equity accounted investments	207	171	971	811
Other financial assets	537	439	2,099	2,757
Disposition of subsidiaries	266	—	347	99
Restricted cash and deposits	(82)	(75)	1,696	(10)

	(6,054)	(2,866)	(9,119)	(4,470)

Cash and cash equivalents
Change in cash and cash equivalents	316	(496)	152	(300)
Foreign exchange revaluation	(182)	(109)	(255)	(51)
Balance, beginning of period	2,923	3,917	3,160	3,663

Balance, end of period	$3,057	$3,312	$3,057	$3,312

Q3 2015 INTERIM REPORT	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2014 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company for issuance on November 5, 2015.

b)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The standard applies retrospectively and is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

58	BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as information technology, facilities charges and internal audit are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses attributable to shareholders arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total operating segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

Q3 2015 INTERIM REPORT	59

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology, facilities charges and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2015	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$69	$1,403	$342	$532	$853	$539	$1,327	$(9)	$5,056

Inter-segment revenues	182	—	—	—	—	—	—	9	191	i

Segmented revenues	251	1,403	342	532	853	539	1,327	—	5,247

Equity accounted income	—	193	5	146	29	4	6	(2)	381	ii

Interest expense	—	(386)	(107)	(96)	(32)	(19)	(2)	(58)	(700)	iii

Current income taxes	—	(9)	(10)	(5)	(1)	(5)	(5)	(3)	(38)	iv

Funds from operations	141	214	48	71	38	41	46	(98)	501	v

Common equity	321	15,726	4,018	2,024	1,117	2,204	1,054	(6,158)	20,306

Equity accounted investments	—	15,425	239	4,021	446	363	3	39	20,536

Additions to non-current assets[1]	—	8,675	79	293	1,238	67	—	24	10,376

 1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

AS AT DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED SEP. 30, 2014	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$45	$1,225	$345	$553	$622	$920	$942	$7	$4,659

Inter-segment revenues	149	—	—	—	—	—	—	2	151	i

Segmented revenues	194	1,225	345	553	622	920	942	9	4,810

Equity accounted income	—	118	10	102	7	38	2	(2)	275	ii

Interest expense	—	(317)	(105)	(94)	(21)	(52)	(3)	(55)	(647)	iii

Current income taxes	—	(3)	(6)	(5)	1	(6)	—	(1)	(20)	iv

Funds from operations	102	147	28	55	212	46	43	(69)	564	v

Common equity	323	14,877	4,882	2,097	1,050	2,080	1,220	(6,376)	20,153

Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916

Additions to non-current assets[1]	—	1,091	1,106	1,447	97	1	10	—	3,752

 1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

60	BROOKFIELD ASSET MANAGEMENT

FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$202	$4,020	$1,243	$1,606	$2,111	$1,540	$3,582	$71	$14,375

Inter-segment revenues	512	—	—	—	—	—	—	22	534	i

Segmented revenues	714	4,020	1,243	1,606	2,111	1,540	3,582	93	14,909

Equity accounted income	—	534	18	402	39	8	15	(3)	1,013	ii

Interest expense	—	(1,153)	(326)	(288)	(94)	(102)	(6)	(170)	(2,139)	iii

Current income taxes	—	(32)	(20)	(19)	1	(19)	(10)	(10)	(109)	iv

Funds from operations	393	821	195	189	68	20	111	(219)	1,578	v

Additions to non-current assets[1]	—	14,824	1,349	1,824	3,000	98	4	92	21,191

1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets, and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$163	$3,731	$1,310	$1,676	$1,919	$2,041	$2,693	$137	$13,670

Inter-segment revenues	402	—	—	—	—	—	—	2	404	i

Segmented revenues	565	3,731	1,310	1,676	1,919	2,041	2,693	139	14,074

Equity accounted income	—	395	25	284	31	57	15	(1)	806	ii

Interest expense	—	(936)	(309)	(282)	(57)	(150)	(6)	(172)	(1,912)	iii

Current income taxes	—	(22)	(19)	(22)	(5)	(15)	(1)	(9)	(93)	iv

Funds from operations	284	611	275	167	342	97	92	(243)	1,625	v

Additions to non-current assets[1]	—	3,488	2,813	2,108	335	63	12	80	8,899

1. Includes equity accounted investments, investment properties, property, plant and equipment, intangible assets, other assets and goodwill

i.	Inter-Segment Revenues

For the three months ended September 30, 2015, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $182 million (2014 – $149 million) and interest income on loans between consolidated entities totalling $9 million (2014 – $2 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

For the nine months ended September 30, 2015, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $512 million (2014 – $402 million) and interest income on loans between consolidated entities totalling $22 million (2014 – $2 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Segmented equity accounted income	$381	$275	$1,013	$806

Fair value changes and other non-FFO items	(77)	75	161	163

Equity accounted income	$304	$350	$1,174	$969

Q3 2015 INTERIM REPORT	61

iii.	Interest Expense

During the three and nine months ended September 30, 2015 the adjustment to interest expense consists of interest on loans between consolidated entities totalling $9 million and $22 million (2014 – $2 million and $2 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Segment current tax expense	$(38)	$(20)	$(109)	$(93)

Deferred income tax (expense) recovery	(107)	(18)	131	(785)

Income tax (expense) recovery	$(145)	$(38)	$22	$(878)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2015	2014	2015	2014
Total reportable segment FFO		$501	$564	$1,578	$1,625

Realized disposition gains not recorded in net income	vi	(68)	(209)	(421)	(366)

Non-controlling interests in FFO		643	413	1,726	1,625

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items		(77)	75	161	163

Fair value changes		389	637	1,572	2,348

Depreciation and amortization		(436)	(353)	(1,265)	(1,100)

Deferred income taxes		(107)	(18)	131	(785)

Net income		$845	$1,109	$3,482	$3,510

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses attributable to shareholders which are recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

During the three and nine months ended September 30, 2015, there were $68 million and $421 million (2014 – $209 million and $366 million) of realized disposition gains resulting from fair value changes and revaluation surplus recognized in prior periods. There were no realized disposition gains resulting from ownership changes in common equity in the current and prior year period.

d)	Geographic Allocation

The company’s consolidated revenues by location of operations and consolidated assets by location of assets are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP 30 (MILLIONS)	2015	2014	2015	2014
United States	$1,544	$1,538	$4,791	$4,522

Canada	1,004	642	2,731	2,318

Australia	951	875	2,675	2,503

Europe	795	697	1,860	1,483

Brazil	273	557	896	1,616

Other	489	350	1,422	1,228

	$5,056	$4,659	$14,375	$13,670

62	BROOKFIELD ASSET MANAGEMENT

The company’s consolidated assets by location of assets are as follows:

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

United States	$68,549	$67,125

Canada	18,125	19,487

Australia	12,445	12,747

Brazil	9,113	11,849

Europe	19,634	10,758

Other	7,548	7,514

	$135,414	$129,480

e)	Revenues Allocation

Total external revenues by product or service are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Asset management	$69	$45	$202	$163

Property

Office properties	590	636	1,896	1,938

Retail properties	37	54	125	160

Industrial, multifamily, hotel and other	776	535	1,999	1,633

Renewable energy

Hydroelectric	262	278	941	1,075

Wind energy	70	65	272	221

Co-generation and other	10	2	30	14

Infrastructure

Utilities	218	254	647	732

Transport	164	179	491	541

Energy	89	61	274	200

Sustainable resources and other	61	59	194	203

Private equity	853	622	2,111	1,919

Residential development	539	920	1,540	2,041

Service activities	1,327	942	3,582	2,693

Corporate activities	(9)	7	71	137

	$5,056	$4,659	$14,375	$13,670

Q3 2015 INTERIM REPORT	63

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2015:

(MILLIONS)	Property	Renewable Energy	Private Equity	Other	Total

Cash and cash equivalents	$87	$19	$40	$27	$173

Accounts receivable and other	122	41	367	118	648

Inventory	5	—	347	73	425

Equity accounted investments	43	—	—	—	43

Investment properties	3,098	—	—	—	3,098

Property, plant and equipment	3,980	1,160	1,767	8	6,915

Intangible assets	243	—	158	182	583

Goodwill	—	—	157	203	360

Deferred income tax assets	2	—	19	4	25

Total assets	7,580	1,220	2,855	615	12,270

Less:

Accounts payable and other	(376)	(41)	(441)	(126)	(984)

Non-recourse borrowings	(2,170)	(391)	(483)	(34)	(3,078)

Deferred income tax liabilities	—	(28)	(110)	(21)	(159)

Non-controlling interests[1]	(15)	(16)	—	—	(31)

	(2,561)	(476)	(1,034)	(181)	(4,252)

Net assets acquired	$5,019	$744	$1,821	$434[2]	$8,018

Consideration[3]	$5,017	$744	$1,649	$234	$7,646

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Includes previously held $200 million equity accounted investment
3.	Total consideration, including amounts paid by non-controlling interests

In January 2015, a subsidiary of Brookfield completed the acquisition of a natural gas production operation for total consideration of $449 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $41 million and $20 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In March 2015, a subsidiary of Brookfield completed the acquisition of a renewable energy generation portfolio in Brazil. Total consideration of R$1,678 million ($525 million) included cash consideration of R$1,546 million ($484 million) and a deferred consideration amount. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $15 million and $4 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In August 2015, a subsidiary of Brookfield acquired 100% of the voting equity interests in a U.S. multifamily properties company for consideration of $2,559 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $145 million and $1 million, respectively. The purchase allocation has been completed on a preliminary basis.

In August 2015, a subsidiary of Brookfield completed an acquisition of a UK resort operation for a consideration of $1,943 million. Total revenue and net loss that would have been recorded if the transaction occurred at the beginning of the year would have been $467 million and $40 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In August 2015, a subsidiary of Brookfield completed the acquisition of an industrial operation for total consideration of $854 million. Total revenue and net income that would have been recorded if the transaction occurred at the beginning of the year would have been $533 million and $128 million, respectively. The purchase price allocation has been completed on a preliminary basis.

Purchase price allocations for the other business combinations completed in the nine months ended September 30, 2015 have also been completed on a preliminary basis.

64	BROOKFIELD ASSET MANAGEMENT

Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

FOR THE NINE MONTHS ENDED SEP 30 (MILLIONS)	2015

Fair value of investment immediately before acquiring control	$200

Less: Carrying value of investments immediately before acquisition	(99)

Remeasurement gain recorded in net income	$101

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at September 30, 2015 and December 31, 2014:

	Sep. 30, 2015		Dec. 31, 2014
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$3,057	$3,057	$3,160	$3,160

Other financial assets

Government bonds	115	115	97	97

Corporate bonds	814	814	927	927

Fixed income securities and other	315	315	869	869

Common shares and warrants	1,983	1,983	3,465	3,465

Loans and notes receivable	1,304	1,304	927	927

	4,531	4,531	6,285	6,285

Accounts receivable and other	5,797	5,797	7,124	7,124

	$13,385	$13,385	$16,569	$16,569

Financial liabilities

Corporate borrowings	$4,426	$5,268	$4,075	$4,401

Property-specific mortgages	46,428	47,394	40,364	41,570

Subsidiary borrowings	8,587	8,870	8,329	8,546

Accounts payable and other	11,293	11,293	10,408	10,408

Subsidiary equity obligations	3,356	3,357	3,541	3,558

	$74,090	$76,182	$66,717	$68,483

Q3 2015 INTERIM REPORT	65

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $1,567 million (2014 – $3,627 million) of financial assets and $1,252 million (2014 – $1,429 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Sep. 30, 2015			Dec. 31, 2014
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$64	$51	$—	$28	$69	$—

Corporate bonds	11	803	—	768	159	—

Fixed income securities and other	21	124	170	57	39	773

Common shares and warrants	688	—	1,295	765	5	2,695

Loans and notes receivables	—	71	12	—	37	12

Accounts receivable and other	—	1,261	90	—	1,222	147

	$784	$2,310	$1,567	$1,618	$1,531	$3,627

Financial liabilities

Accounts payable and other	$—	$2,219	$38	$—	$1,830	$92

Subsidiary equity obligations	—	72	1,214	—	86	1,337

	$—	$2,291	$1,252	$—	$1,916	$1,429

During the nine months ended September 30, 2015, $769 million of financial assets were transferred from level 1 to level 2 due to the elimination of an active market for those financial assets. There were no transfers into or out of level 3 during the same periods. There were no transfers between levels 1, 2 or 3 in the first nine months of 2014.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include corporate bonds, other fixed-income securities, foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability (classification)	Carrying value Sep. 30, 2015	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/payable)	$1,261/ (2,219)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	(72)	Aggregated market prices of underlying investments

Other financial assets	1,049	Valuation models based on observable market data

66	BROOKFIELD ASSET MANAGEMENT

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability (classification)	Carrying value Sep. 30, 2015	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$170	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,280	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	(1,214)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	90/ (38)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at September 30, 2015:

	Three Months Ended		Nine Months Ended
(MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Balance at beginning of period	$2,169	$1,319	$3,627	$1,429

Fair value changes in net income	105	20	24	(27)

Fair value changes in other comprehensive income[1]	(18)	(81)	(2)	(131)

Disposals, net of additions	(689)	(6)	(2,082)	(19)

Balance at end of period	$1,567	$1,252	$1,567	$1,252

1.	Includes foreign currency translation

Q3 2015 INTERIM REPORT	67

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,023	$1,234

Non-current portion	2,508	5,051

	$4,531	$6,285

b)	Accounts Receivable and Other

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$5,116	$6,312

Non-current portion[1]	2,111	2,533

	$7,227	$8,845

c)	Inventory

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$3,137	$2,815

Non-current portion	2,152	2,805

	$5,289	$5,620

d)	Accounts Payable and Other

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$7,475	$6,054

Non-current portion	3,818	4,354

	$11,293	$10,408

e)	Property-Specific Mortgages

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$9,228	$3,596

Non-current portion	37,200	36,768

	$46,428	$40,364

f)	Subsidiary Borrowings

AS AT SEP. 30, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,053	$835

Non-current portion	6,534	7,494

	$8,587	$8,329

1.	Includes $325 million (2014 - $446 million) of sustainable resource assets

68	BROOKFIELD ASSET MANAGEMENT

7.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at September 30, 2015:

AS AT SEP. 30, 2015 (MILLIONS)	Property	Infrastructure and Other	Total

Assets

Accounts receivables and other	$10	$2	$12

Investment properties	515	—	515

Property, plant and equipment	—	43	43

Equity accounted investments	—	311	311

Assets classified as held for sale	$525	$356	$881

Liabilities

Accounts payable and other	$31	$2	$33

Property-specific mortgages	272	—	272

Liabilities associated with assets classified as held for sale	$303	$2	$305

As at September 30, 2015 the company has classified the following significant asset groups or investments as held for sale.

i.	Property

As at September 30, 2015, a subsidiary of the company classified office buildings in London with total assets of $524 million and total liabilities of $303 million as assets held for sale.

ii.	Infrastructure and Other

During the fourth quarter of 2014, a subsidiary of the company has initiated a plan to dispose its North American natural gas transmission business. The company’s North American natural gas transmission investment is equity accounted with a carrying value of $311 million.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Sep. 30, 2015	Dec. 31, 2014

Renewable energy	$18,804	$19,970

Infrastructure

Utilities	3,467	3,637

Transport and energy	3,986	4,447

Sustainable resources	661	977

Property	6,537	2,872

Private equity and other	4,021	2,714

	$37,476	$34,617

Q3 2015 INTERIM REPORT	69

9.	EQUITY

a)	Common equity

The company’s common equity is comprised of the following:

(MILLIONS)	Sep. 30, 2015	Dec. 31, 2014

Common shares	$4,278	$3,031

Contributed surplus	220	185

Retained earnings	10,628	9,702

Ownership changes	1,559	1,979

Accumulated other comprehensive income	3,621	5,256

Common equity	$20,306	$20,153

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the third quarter of 2015 of $0.12 per share (2014 – $0.11 per share).

In April 2015, the company issued 30.8 million Class A shares at a price of $37.33 per Class A share, or $35.84 per Class A share after underwriters’ commission, under a public offering and concurrently completed a private placement of 2.1 million Class A shares issued at $35.84 per Class A share to current officers, directors and Partners Value Investments Inc. (TSX-V:PVF). The aggregate gross proceeds from these issuances total approximately $1.225 billion.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

The number of issued and outstanding common shares and unexercised options at September 30, 2015 and December 31, 2014 are as follows:

	Sep. 30, 2015	Dec. 31, 2014[1]
Class A shares[2]	957,022,066	928,142,400

Class B shares	85,120	85,120

Shares outstanding[2]	957,107,186	928,227,520

Unexercised options[3]	52,755,960	55,009,149

Total diluted shares	1,009,863,146	983,236,669

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.	Net of 23,807,487 (2014 – 16,201,324) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and escrowed stock plan

70	BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2015	2014[1]	2015	2014[1]
Outstanding at beginning of period[2]	960,335,048	924,684,146	928,227,520	923,207,394

Issued (repurchased)

Issuances	—	—	32,901,133	—

Repurchases	(4,052,703)	—	(9,011,617)	(1,868,236)

Long-term share ownership plans[3]	764,428	2,067,364	4,807,553	5,238,157

Dividend reinvestment plan	60,353	64,247	182,299	237,638

Other	60	—	298	804

Outstanding at end of period[2]	957,107,186	926,815,757	957,107,186	926,815,757

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.	Net of 23,807,487 (2014 – 16,201,324) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and restricted stock plan

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014
Net income attributable to shareholders	$289	$734	$1,663	$2,060

Preferred share dividends	(32)	(41)	(100)	(117)

Net income available to shareholders – basic	257	693	1,563	1,943

Capital securities dividends	—	—	—	2

Net income available for shareholders – diluted	$257	$693	$1,563	$1,945

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014[1]	2015	2014[1]
Weighted average – common shares	958.7	925.4	946.7	924.2

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	25.0	24.5	28.0	22.7

Dilutive effect of the conversion of capital securities	—	—	—	2.5

Common shares and common share equivalents	983.7	949.9	974.7	949.4

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the nine months ended September 30, 2015, the company granted 4.9 million stock options at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.25% annually, a risk free rate of 1.82% and a liquidity discount of 25%.

Q3 2015 INTERIM REPORT	71

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Class A shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the nine months ended September 30, 2015, the company granted 4.35 million escrowed shares at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.25% annually, a risk free rate of 1.82% and a liquidity discount of 25%.

b)	Preferred equity

On October 2, 2015 the company issued an additional C$250 million of rate-reset preferred shares, Series 44, with an initial dividend rate yielding 5.0% annually.

10.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2015	2014	2015	2014

Investment property appraisal gains	$410	$661	$1,521	$1,997

General Growth Properties Inc. warrants	33	1	(118)	208

Power contracts	3	(83)	(14)	(95)

Investment in Canary Wharf Group	—	178	150	319

Transaction related gains	—	—	232	230

Impairment and other	(57)	(120)	(199)	(311)

	$389	$637	$1,572	$2,348

11.	SUBSIDIARY PUBLIC ISSUER

In June 2015, the company and a wholly owned subsidiary of the company, Brookfield Finance Inc. (“BFI”), (collectively the “Issuers”) filed a base shelf prospectus qualifying the distribution of debt securities, Class A preference shares and Class A limited voting shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. As of September 30, 2015, BFI had not completed any issuances and its assets, liabilities, revenues and net income were $nil.

72	BROOKFIELD ASSET MANAGEMENT

 SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2014 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan (“DRIP”) which enables registered holders of Class A shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares, and increase their investment in the Corporation free of commissions.

Shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Further details on our Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

  Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B shares [1]	Last business day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18, 24, 26, 28
30, 32, 34, 36, 37, 38, 40, 42 and 44	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1. All dividend payments are subject to declaration by the Board of Directors

Q3 2015 INTERIM REPORT	73

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Dubai – UAE	Mumbai – India	Singapore
Brookfield Place	Level 1, Al Manara Building	Unit 203, 2nd Floor	Brookfield Singapore Pte Limited
250 Vesey Street, 15th Floor	Sheikh Zayed Road	Tower A, Peninsula Business Park	#24-01, Income at Raffles
New York, New York	Dubai, UAE	Senapati Bapat Marg, Lower Parel	16 Collyer Quay
10281-1023	T 971.4.3158.500	Mumbai - 400013	Singapore 049318
T 212.417.7000	F 971.4.3158.600	T 91 (22) 6600.0400	T 65.6750.4486
F 212.417.7196		F 91 (22) 6600.0401	F 65.6532.0149

Toronto – Canada	Hong Kong	Rio de Janeiro – Brazil	Sydney – Australia
Brookfield Place, Suite 300	Suite 2302, Prosperity Tower	Rua Lauro Müller 116, 21° andar,	Level 22
Bay Wellington Tower	39 Queens Road Central	Botafogo - Rio de Janeiro - Brasil	135 King Street
181 Bay Street, Box 762	Central, Hong Kong	22290 - 160	Sydney, NSW 2001
Toronto, Ontario M5J 2T3	T 852.2143.3003	CEP: 71.635.250	T 61.2.9322.2000
T 416.363.9491	F 852.2537.6948	T 55 (21) 3527.7800	F 61.2.9322.2001
F 416.365.9642		F 55 (21) 3527.7799

	London – United Kingdom	Shanghai – China
	99 Bishopsgate, 2nd Floor	Tower 1 Kerry Center, Suite 805
	London EC2M 3XD	1515 Nanjing Road West
	United Kingdom	Shanghai, China 200040
	T 44 (0) 20.7659.3500	T 86.21.5298.6622
F 44 (0) 20.7659.3501